Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Tritium Holdings Pty Ltd (including its subsidiaries, “Tritium Holdings”). The discussion should be read together with the historical consolidated financial statements of Tritium Holdings for the periods presented, and the related notes that are included in our Form F-4 registration statement filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2021 (as amended, the “Registration Statement”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” as a result of various factors, including those set forth under “Risk Factors” in our Registration Statement and any of our subsequent filings with the SEC, or in other parts of this Form 6-K.

Under Australian law, we prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. We currently intend to publish our results on a semi-annual and an annual basis, assuming we are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and qualify as a “foreign private issuer” at the time of publication. We intend to publicly (1) file our audited annual financial statements on Form 20-F with the SEC and (2) furnish semi-annual financial statements on Form 6-K to the SEC.

Overview

We design, sell, manufacture and service proprietary hardware and associated software to create advanced and reliable direct current (“DC”) fast chargers for electric vehicles (“EVs”). Our technology is engineered to be easy to install, own and use. Our compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. Founded in Brisbane and, as of March 31, 2022, having already sold more than 7,100 DC fast chargers, we have provided more than 9.2 million high-power charging sessions across 41 countries, delivering an aggregate of over 162 gigawatts of energy.

Major auto manufacturers such as BMW, Ford, GM, Honda, and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, the Biden administration has pledged to fund the installation of 500,000 new chargers in the United States over the next decade and has established a target for 50% of all new cars sold to be EVs by 2030. In the coming years, we believe EVs will cost less than internal combustion engine (“ICE”) vehicles. Bloomberg New Energy Finance (“BNEF”) has forecasted that price parity between EVs and ICE vehicles in Europe can be achieved by 2026, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that zero emission vehicles, such as EVs, are expected to increase from 4% of new cars sold in 2020 to 70% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an EV-based transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment in the United States and Europe will be approximately $60 billion by 2030 and will increase to $192 billion by 2040. We believe we are at the forefront of the charging equipment build-out, focusing exclusively on DC fast charging of EVs.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for us, but that also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors” in our Registration Statement and any of our subsequent filings with the SEC.

Growth in EV Adoption

Our revenue growth is directly tied to the charging requirements resulting from the continued adoption of passenger and commercial EVs, which drives demand for charging infrastructure. The market for EVs is still rapidly evolving and, although demand for EVs has grown in recent years, there is no guarantee such demand will persist. Factors impacting the adoption of EVs include, but are not limited to, consumer perceptions about EV features, quality, safety, performance and cost; consumer perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of government-backed incentives to purchase EVs; changes to fuel economy standards and/or the success of alternative fuels; evolving governmental regulation and political support for EVs; availability of charging stations and services for EVs; consumers’ perception about the convenience and cost of charging EVs; and increases in fuel efficiency.

We service the DC fast charging market. Typically, only battery electric vehicle (“BEVs”) can use DC fast chargers, so demand for DC charging is dependent on continued growth in the BEV segment. According to BNEF, approximately 4% of global passenger vehicle sales in 2020 were EVs. BNEF expects sales of EVs to grow to over 30% of the global passenger vehicle market by 2030. In addition, macroeconomic factors could impact demand for EVs. For example, because many EVs are more expensive than comparable traditional gasoline-powered vehicles, a decline in sales in the automotive industry globally could result in lower prices on ICE vehicles and may reduce EV sales due to the price disparity. If the market for EVs does not develop as expected or if there is any slowdown or delay in overall EV adoption rates, our ability to increase our revenue or grow our business would be negatively impacted.

Competition

In North America, our DC fast-charging equipment ranges in power from 50 kW to 175 kW and is certified by TÜV SÜD to UL, LLC (formerly Underwriters Laboratory) specifications. In Europe, our DC fast-charging equipment ranges in power from 50 kW to 350 kW and is certified by TÜV SÜD to the Conformité Européenne certification mark. These certifications differentiate us from most DC fast charging original equipment manufacturer competitors who are focused on only one region due to regulatory and certification complexity. However, we expect that new competitors may enter the market and existing competitors may expand their geographic coverage to multiple regions and improve their internal capabilities to meet regulatory and certification approvals, develop enhanced software, or further expand their service coverage. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Distribution

We sell our products directly and via resellers generally contracted under a template distributor agreement on our preferred terms and conditions.

We previously had a three-year, exclusive distributor agreement with Gilbarco (the “Gilbarco Agreement”), an affiliate of a Tritium shareholder, who had the sole right during the term of the Gilbarco Agreement to lead sales to fuel customers and to sell our products into the fuel segment, excepting charge point operators. The Gilbarco Agreement expired and concluded on August 29, 2021, and we maintain a working relationship with Gilbarco. We do not expect the expiration of the Gilbarco Agreement to have a material adverse effect on our operating results, as (i) we do not rely heavily on exclusive distributor arrangements, including arrangements like the Gilbarco Agreement, (ii) Gilbarco has remained a non-exclusive distributor of our products after the expiration of the Gilbarco Agreement and (iii) we have begun selling directly to certain key fuel customers that were previously serviced under the Gilbarco Agreement, many of whom prefer to purchase their products directly from the manufacturer.

International Operations Expansion

We currently operate in the United States, Europe and Australia. We intend to grow operations to up to three global, full-scale manufacturing facilities, through ongoing or planned investment in new production facilities in Europe and the United States, and further development of our Brisbane facilities. We expect our manufacturing facilities to conduct final assembly of our EV charging hardware, with the majority of components purchased from third-party suppliers. Expansion of our manufacturing facilities is intended to increase speed to market of our fast chargers and reduce freight costs and delays due to the ability to deliver products via road transport. Multiple risks could constrain our ability to meet our regional deployment plans.

In Europe, we have begun researching optimal locations via assessments based upon weighted criteria such as utility costs, labor market conditions, labor laws, taxation regimes, import and export duties, government incentives, natural disaster ratings and the rule of law. Strategic planning for the number of facilities globally, their scale, location, timing and cost is ongoing. In February 2022, we announced site selection and entry into a lease agreement for a new U.S. manufacturing facility located in Lebanon, Tennessee. We intend for this facility to be funded by cash on hand and any available incentives from either the lessor or government bodies.

The projects and expansion plans discussed above are subject to a number of factors outside of our control that may affect the location, cost, timing and/or scale of our manufacturing facilities, or may prevent such facilities from being built at all. See the section entitled “Risk Factors” in our Registration Statement and any of our subsequent filings with the SEC.

Government Mandates, Incentives and Programs

The U.S. federal government, certain foreign governments and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire, cease due to lack of funding, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

Impact of COVID-19

The effects of the COVID-19 pandemic have impacted our business and customers. Government responses to the COVID-19 pandemic have resulted in international travel and other restrictions, which has limited our access to key personnel, impacted our ability to expand and increased the risk that new manufacturing facilities may take longer to come online, may be more expensive than expected and may not deliver the expected benefits on schedule or at all. Such impacts may negatively affect our revenue and ability to generate profits in the future.

The COVID-19 pandemic has also prompted a trend towards expanded contractual liability, including penalties for delivery delays for suppliers under force majeure clauses, which could have a material adverse effect on our business and results of operations. The impact of the COVID-19 pandemic on international shipping and air freight, including fewer available shipping and air providers and routes and significantly increased costs, has increased our cost of goods sold and may continue to increase cost of goods sold in the future. Additionally, any future shipping or air freight delays as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on our business and results of operations.

Further, the COVID-19 pandemic has affected the manner in which our inventory is managed, resulting in downward pressure on inventory turnover, which, in turn, has negatively impacted our working capital. As of December 31, 2021, Tritium Holdings’ inventory increased to $33.3 million, compared to $24.2 million as of December 31, 2020. This increase in inventory was a result of a strategic decision to increase our minimum stock levels to offset the effects of the COVID-19 pandemic on our supply chain. Any further decrease in inventory turnover as a result of the COVID-19 pandemic, any future pandemic or resurgence, and any impacts from the ongoing conflict in Ukraine could have a material adverse effect on our business and results of operations.

Business Combination

On May 25, 2021, we entered into a Business Combination Agreement (the “Business Combination Agreement”) with Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things, we acquired all of the issued equity interests in Tritium Holdings and DCRN merged with and into Merger Sub, in each case, on the terms and subject to the conditions set forth therein (the “Business Combination”).

Components of Results of Operations

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major lines: (i) Stand Alone, (ii) Distributed Chargers and (iii) Other. Stand Alone charging systems are single-user units. Distributed charging systems can have multiple-user units connected in one system. Distributed charging systems are sold as a site configuration and range upwards from a two-user unit site, with the average site configuration being a four-user unit site. Other consists primarily of spare parts sold to customers. Hardware revenue is also broken down into revenue received by (i) parties related to us and (ii) external parties unrelated to us.

Revenue from the sale of EV chargers is recognized when we transfer control of the chargers to the customer.

In certain circumstances, our customers may request us to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these “bill-and-hold” arrangements, we assess whether we:

•	billed the customers in full;

•	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

•	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and

•	do not have the ability to direct the product to a different customer.

In assessing bill-and-hold arrangements, we are required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and we have the right to bill the customer.

The percentage of total revenue recognized under bill-and-hold arrangements was 47% for the six months ended December 31, 2021 and accounted for none of our revenue for the six months ended December 31, 2020.

We also provide a standard warranty for general repairs for either two or three years on all EV chargers sold. This standard warranty is not considered a separate performance obligation. The estimated warranty costs are recognized as a liability when we transfer control of the chargers to the customer.

The decision to use air freight to fulfill our European orders since September 22, 2021 and our U.S. orders since October 3, 2021, increased our freight costs and decreased our gross margin for the six months ended December 31, 2021. In calendar year 2022, not all orders have been delivered using air freight and we intend to use shipping rather than air freight whenever possible to deliver orders. We expect freight costs per charger to generally decrease in the second half of calendar year 2022 due to the proximity of our new Tennessee manufacturing facility to the U.S. and European markets. If our Tennessee facility is not able to achieve full production capacity on schedule, our revenue for calendar year 2022 will be negatively impacted.

Service and Maintenance Revenue

We generate revenue from service and maintenance related to commissioning, repair, maintenance and training. Generally, revenue related to service and maintenance is recognized when the service and/or maintenance has been provided, either over time or at a particular point in time. Service and maintenance revenue is broken down into revenue received by (i) parties related to us and (ii) external parties unrelated to us. We recognize the material portion of our revenue from service and maintenance when the service and/or maintenance is performed. However, if the service and/or maintenance is performed over a period of time, and if the outcome can be reliably estimated, we use the stage of completion of the services based on an input method (e.g., costs incurred) to determine the appropriate level of revenue to be recognized in the period.

We provide an extended warranty to our customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and, after the standard warranty expires, recognized over the period in which the service and/or maintenance is provided based on the time elapsed. During the period from January 2019 to December 2019, we provided maintenance and repair services to a customer under a non-recurring, upgrade contract. On January 1, 2020, we entered into an SLA with a different customer for fixed response time maintenance and repair services.

Software Revenue

Beginning in calendar year 2022, we expect to generate revenue from software services in relation to Pulse and MyTritium licenses and other software modules, such as preventative maintenance and site utilization.

Cost of Goods Sold (exclusive of depreciation)

Hardware

We manufacture our products in our facilities in Australia, the United States and the Netherlands. We currently manufacture most of our charging hardware in Brisbane. Cost of goods sold for hardware revenue includes raw materials, associated freight, warranty costs, labor costs and overhead costs directly attributable to the manufacture of products. Overhead costs include salaries and related personnel expenses and warranty provisions. Shipping and handling costs are included in cost of goods sold. Warranty costs are estimated based on historical product failure rates and repair expenses.

The decision to use air freight to fulfill our European orders since September 22, 2021, and our U.S. orders since October 3, 2021, increased our freight costs and decreased our gross margin for the six months ended December 31, 2021. In calendar year 2022, not all orders have been delivered using air freight and we intend to use shipping rather than air freight whenever possible to deliver orders. We expect freight costs per charger to generally decrease in the second half of calendar year 2022 due to the proximity of our new Tennessee manufacturing facility to the US and European markets.

Further, although we have no operations in Russia or Ukraine, we believe some shortages in materials, increased costs for raw material and other supply chain issues are at least partially attributable to the negative impact of the Russia-Ukraine military conflict on the global economy and on supply chains generally. If the conflict worsens or continues to disrupt the global economy and indirectly affect supply chains, our Cost of goods sold could be negatively impacted.

Service and Maintenance

Cost of goods sold for service and maintenance revenue includes spare part materials and labor costs, including the cost of subcontractors and overhead costs directly attributable to the commissioning and repairs of products. Overhead costs include salaries and related personnel expenses and warranty provisions.

Segment Gross Profit (Loss)

Segment gross profit (loss) is a non-GAAP measure for reporting used by Tritium Holdings and is calculated as revenue less cost of goods sold (exclusive of depreciation). Segment gross margin is Segment gross profit (loss) expressed as a percentage of total revenue. Tritium Holdings offers a range of EV chargers with each charger having a varied contribution to Segment gross profit (loss). Segment gross profit (loss) and margin vary from period to period due to the mix of products sold, manufacturing costs and warranty costs.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist primarily of employee-related expenses, including share-based payments expense, and costs to sell and market our products and services, as well as the costs of managing our company overall, such as information technology, insurance, rent, professional fees, travel and other administrative expenses.

We expect our SG&A expenses to increase as we continue to expand our business. We expect to increase our salesforce in major markets, including the United States, Asia Pacific and Europe. We also expect to incur additional expenses as a result of operating as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums, and compliance costs.

Product Development Expenses

Product development costs primarily consist of employee labor costs for those employees engaged in product development activities, including the development, design and testing of new products. Other product development costs include tools, materials and equipment and other project costs related to product development. Product development costs are expensed as incurred.

Recently, our product development efforts have been focused on developing our Modular Scalable (“MSC”) architecture and advancing the development of other products and technologies. We expect our product development expenses to increase on an absolute basis and they may increase as a percentage of total revenue for the foreseeable future as we continue to invest in product development activities to achieve our full suite of planned products.

Depreciation Expenses

Depreciation expenses consist primarily of depreciation and amortization in relation to fixed assets, leased assets and leasehold improvements. Property, plant and equipment, excluding freehold land, is depreciated on a straight-line and reducing balance basis over the asset’s useful life to us, commencing when the asset is ready for use. Leased assets and leasehold improvements are amortized over the shorter of either the unexpired period of the lease or their estimated useful life.

The depreciation rates used for each class of depreciable asset are shown below:

Plant and equipment	20.00%
Furniture, Fixtures and Fittings	20.00%
Motor Vehicles	20.00%
Office Equipment	20.00%
Computer Equipment	33.34%

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

We intend to grow operations to three global, full-scale manufacturing facilities, with planned or ongoing investment in new production facilities in Europe and the United States, and further development of our Brisbane facilities. To the extent we execute on this contemplated expansion, we expect our depreciation expenses to increase as a result.

Finance Costs

Finance costs consist primarily of the interest and borrowing costs incurred on (i) the Senior Loan Note Subscription Agreement, dated April 30, 2020, by and among Tritium Holdings, Commonwealth Bank of Australia, CBA Corporate Services (NSW) Pty Limited and HealthSpring Life & Health Insurance Company, among other parties, including the subsequent expansion of the loan (collectively, the “CIGNA Loan”), (ii) the Shareholder Loan Agreement, dated May 5, 2020, by and between Tritium Holdings and St. Baker Energy Holdings Pty Ltd (the “Shareholder Loan”), and (iii) the convertible notes recognized as issued by Tritium Holdings to certain existing shareholders of Tritium Holdings in January 2021 and May 2021 (the “Convertible Notes.”)

Other Income

Other income consists of government incentives such as the Australian federal government’s “JobKeeper” program, which aimed to support companies as a result of the COVID-19 pandemic, bank interest received, gains on disposal of assets and other income earned from sales to contractors.

Results of Operations

Comparison of the Six Months Ended December 31, 2021 to the Six Months Ended December 31, 2020

The following table summarizes Tritium Holdings’ results of operations for the six months ended December 31, 2021 and 2020.

	Six Months Ended December 31,		Period-over-Period Change Six Months Ended December 31, 2021 to 2020
	2021	2020
	(in thousands, except percentages)		Change ($)	Change (%)
Revenue
Service and maintenance revenue, external parties	$2,405	$1,928	477	24.7%
Software revenue	5	1	4	400.0%
Hardware revenue, external parties	41,952	15,523	26,429	170.3%
Hardware revenue, related parties	12,629	17,347	(4,718)	(27.2%)

Total revenue	56,991	34,799	22,192	63.8%
Cost of goods sold (exclusive of depreciation)
Service and maintenance—cost of goods sold	(1,962)	(1,158)	(804)	69.4%
Hardware—cost of goods sold	(51,495)	(32,731)	(18,764)	57.3%
Total cost of goods sold	(53,457)	(33,889)	(19,568)	57.7%

Operating costs and expenses
Selling, general and administrative expense	(46,030)	(15,488)	(30,542)	197.2%
Product development expense	(6,521)	(4,972)	(1,549)	31.2%
Depreciation expense	(669)	(732)	63	(8.6)%

Total operating costs and expenses	(53,220)	(21,192)	(32,208)	151.1%

Loss from operations	(49,686)	(20,282)	(29,404)	145.0%

Finance costs	(11,581)	(2,448)	(9,133)	373.1%
Transaction and offering related fees	(640)	—	(640)	—
Fair value movements—derivatives	(6,282)	(4,179)	(2,103)	50.3%
Other Income	51	1,495	(1,444)	(96.6)%
Total other expense	(18,452)	(5,132)	(13,320)	259.6%

(Loss) before income tax	(68,138)	(25,414)	(42,724)	168.1%

Income tax expense	—	—	—	—

Net (loss)	(68,138)	(25,414)	(42,724)	168.1%

Net (loss) per common share
Net (loss) attributable to common shareholders	(68,138)	(25,414)	(43,314)	168.1%
Basic and diluted—common shares	(0.93)	(0.35)	(0.58)	165.7%
Basic and diluted—class C shares	(0.93)	(0.35)	(0.58)	165.7%
Other comprehensive income (loss), net
Change in foreign currency translation adjustment	2,550	(251)	2,801	(1,115.9)%
Total other comprehensive income (loss), net	2,550	(251)	2,801	(1,115.9)%

Total comprehensive (loss)	$(65,588)	$(25,665)	(39,923)	155.6%

Revenue

Revenue increased by $22.2 million, or 64%, from $34.8 million during the six months ended December 31, 2020, to $57.0 million during the six months ended December 31, 2021, primarily attributable to an increase in external hardware revenue of $26.4 million.

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major product lines: Stand Alone, Distributed Chargers and Other. Total hardware revenue (external and related party) increased by $21.7 million, or 66%, from $32.9 million during the six months ended December 31, 2020, to $54.6 million during the six months ended December 31, 2021.

The number of Stand Alone products sold increased by 832, or 247%, from 337 during the six months ended December 31, 2020, to 1,169 during the six months ended December 31, 2021. The average selling price of Stand Alone products increased by $9,839 per unit, or 46%, from $21,383 per unit during the six months ended December 31, 2020, to $31,222 per unit during the six months ended December 31, 2021. This was due to the introduction of higher-powered Stand Alone chargers in late 2020, which command a higher price.

A Distributed Charger site is based on a two-user unit configuration. Sales of Distributed Chargers decreased by 52 sites, or 28%, from 186 sites for the six months ended December 31, 2020 to 134 sites for the six months ended December 31, 2021. This was due to the fulfillment of a major Distributed Charger contract primarily in 2020 with a finalization in early 2021. The average selling price of Distributed Chargers decreased by $4,446 per site, or 3%, from $136,774 per site during the six months ended December 31, 2020, to $132,328 per site during the six months ended December 31, 2021.

During the six months ended December 31, 2021, a number of customers, including two of our most significant customers, requested us to provide our products on a bill-and-hold basis. Changes and delays to the customers’ site rollout schedules has contributed to the significant bill-and-hold arrangements for this period. The revenue under the bill-and-hold arrangements for the six months ended December 31, 2021 contributed to 47% of our total revenue.

Service and Maintenance Revenue

Service and maintenance revenue increased by $0.5 million, or 25%, from $1.9 million during the six months ended December 31, 2020, to $2.4 million during the six months ended December 31, 2021, primarily derived from new service-level agreements (“SLAs”).

Cost of Goods Sold

Cost of goods sold increased by $19.6 million, or 58%, from $33.9 million during the six months ended December 31, 2020, to $53.5 million during the six months ended December 31, 2021, primarily attributable to an increase in production of chargers.

Hardware—Cost of Goods Sold

Hardware—cost of goods sold increased by $18.8 million, or 57%, from $32.7 million during the six months ended December 31, 2020, to $51.5 million during the six months ended December 31, 2021, primarily attributable to an increase in volume and the average cost of Stand Alone products and Distributed Chargers.

The average cost of Stand Alone products increased by $9,555 per unit, or 49%, from $19,558 per unit during the six months ended December 31, 2020, to $29,113 per unit during the six months ended December 31, 2021. This increase was due to the introduction of our high-powered range of new chargers, which have higher manufacturing costs.

The average cost of Distributed Chargers decreased by $5,384 per site, or 8%, from $139,581 per site during the six months ended December 31, 2020, to $128,813 per site during the six months ended December 31, 2021. This was due to an increased proportion of lower-powered charger sales, which have lower manufacturing costs within the Distributed Charger range.

Service and Maintenance—Cost of Goods Sold

Service and maintenance—cost of goods sold increased by $0.8 million, or 69%, from $1.2 million during the six months ended December 31, 2020, to $2.0 million during the six months ended December 31, 2021. The increase was primarily attributable to a reduction in non-recurring contract services, which have relatively lower service-related cost of goods sold, and an increase in SLAs entered into, which have higher service-related cost of goods sold.

Segment Gross Profit (Loss)

Segment gross profit increased by $2.6 million, or 288%, from a Segment gross profit of $0.9 million during the six months ended December 31, 2020, to a Segment gross profit of $3.5 million during the six months ended December 31, 2021.

Segment gross margin on hardware revenue increased from 0.4% during the six months ended December 31, 2020, to 5.7% during the six months ended December 31, 2021, representing an increase to Segment gross profit of $2.9 million, from a Segment gross profit of $0.1 million during the six months ended December 31, 2020 to a Segment gross profit of $3 million during the six months ended December 31, 2021, primarily attributable to an increase in Segment gross profit for Stand Alone chargers of $1.9 million, an increase in Segment gross profit for Distributed Chargers of $1.0 million and an increase in Segment gross profit for Other of $0.1 million. The improved Segment gross margin on Distributed Chargers resulted from a combination of new products with more favorable margins.

Segment gross margin on service and maintenance revenue decreased from 40.0% during the six months ended December 31, 2020, to 18.4% during the six months ended December 31, 2021, representing a decrease in Segment gross profit of $0.3 million. The decrease is primarily attributable to the completion of a high gross margin service and maintenance project during the six months ended December 31, 2020.

For the purpose of reconciling non-GAAP financial measures to the most directly comparable GAAP measures, Tritium Holdings has calculated gross margin (loss) and gross margin inclusive of the allocation of relevant depreciation and amortization in accordance with GAAP. Gross margin (loss) is calculated as total revenue less total cost of goods sold (exclusive of depreciation) and depreciation expense attributable to segments. Gross margin is gross margin (loss) expressed as a percentage of total revenue. GAAP gross margin (loss) and gross margin are not presented in the financial statements. See below for reconciliations of Segment gross margin (loss) to gross margin (loss) from operations and Segment gross margin to gross margin.

	Tritium Holdings
	Six Months Ended December 31, 2021 $’000	Six Months Ended December 31, 2020 $’000
Total revenue	56,991	34,799
Total cost of goods sold (exclusive of depreciation)	(53,457)	(33,889)
Segment depreciation expense	(669)	(732)

Gross margin	2,865	178

Add back
Segment depreciation expense	669	732

Segment gross margin	3,534	910

Gross margin	2,865	178
Total revenue	56,991	34,799

Gross margin	5.0%	0.5%

Segment gross margin	3,534	910
Total revenue	56,991	34,799

Segment gross margin	6.2%	2.6%

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses increased by $30.5 million, or 197%, from $15.5 million during the six months ended December 31, 2020, to $46.0 million during the six months ended

December 31, 2021, primarily attributable to increases in share-based payment expenses (total of equity settled share based employee benefits expense and cash settled share based compensation expense) of $25.2 million, wages, salaries, and other employee benefits of $3.7 million, professional fees of $0.9 million and IT and communications expenses of $2.1 million. The overall increase in SG&A expenses was offset by a decrease in foreign exchange losses of $1.5 million and a decrease in other operating expenses of $0.2 million.

Product Development Expenses

Product development expenses increased by $1.5 million, or 31%, from $5.0 million during the six months ended December 31, 2020, to $6.5 million during the six months ended December 31, 2021, primarily attributable to increases in product development project costs of $1.5 million from investment in the development of new products.

Depreciation Expense

Depreciation expense decreased by $0.1 million, or 8.6%, from $0.7 million during the six months ended December 31, 2020, to $0.7 million during the six months ended December 31, 2021, primarily attributable to foreign exchange movements and changes to the asset base composition.

Finance Costs

Finance costs increased by $9.1 million, or 373%, from $2.4 million during the six months ended December 31, 2020, to $11.6 million during the six months ended December 31, 2021, primarily attributable to an increase in interest expense incurred on the Shareholder Loan Agreement of $5.4 million and an increase in interest expense of $1.7 million incurred as a result of additional borrowings under the CIGNA Loan, from $1.8 million for the six months ended December 31, 2020, to $3.5 million for the six months ended December 31, 2021. The remaining increase was attributable to an increase in borrowing expenses of $1.4 million.

Transaction and Offering Related Fees

Transaction and offering related fees increased by $0.6 million, from $0.0 million during the six months ended December 31, 2020, to $0.6 million during the six months ended December 31, 2021, primarily attributable to professional fees paid in relation to the Business Combination.

Fair Value Movements—Derivative

Losses on fair value movements—derivative increased by $2.1 million, from $4.2 million during the six months ended December 31, 2020, to $6.3 million during the six months ended December 31, 2021, primarily attributable to the recognition of an embedded derivative associated with the prepayment right under the CIGNA Loan. On December 7, 2021, we refinanced the CIGNA Loan and entered into a Senior Loan Note Subscription Agreement for a principal amount of $90 million (the “CIGNA Refinance Loan”). See “—Liquidity and Capital Resources—Sources of Liquidity—CIGNA Refinance Loan.”

Other Income

Other income decreased by $1.5 million, or 6.6%, from $1.5 million during the six months ended December 31, 2020, to $0.1 million during the six months ended December 31, 2021, primarily attributable to receipt of $1.4 million from the Australian federal government’s “JobKeeper” COVID-19 pandemic response program in the prior period.

Liquidity and Capital Resources

Sources of Liquidity

We are an early-stage growth business and have funded our business operations primarily with the issuance of equity and through borrowings, along with cash from operations. Our primary cash requirements are for inventory, general operating wages, product development expenses and infrastructure. Our short-term liquidity requirements and priorities are to fund the continued increase in manufactured goods, which will require larger volumes of inventory as orders increase in the normal course of business. Over the longer term, our liquidity requirements are expected to include the funding of new planned manufacturing facilities and their potential expansion, based on capacity needs and sales. Due to the high levels of redemptions by DCRN public stockholders in connection with the Business Combination, our planned expansion activities beyond the Tennessee manufacturing facility may be impacted. Subsequent to the Business Combination, proceeds from the Business Combination, the CIGNA Refinance Loan, the A&R Subscription Agreement, the Option Agreements and the cash exercise of approximately 3.9 million Warrants at a warrant price of $6.90 have provided us with additional funding to finance our expansion, as well as restructure and refinance our existing borrowings, including the borrowings of our subsidiaries. We are also exploring various options for additional post-closing financing to further expand our operational activities to meet customer demand. Due to the anticipated operating cash outflows for the next 12 months and the requirement under the CIGNA Refinance Loan that we maintain certain minimum liquidity levels, our ability to continue as a going concern is principally dependent upon the occurrence of one or more of the following: the successful and profitable growth of the business; our ability to meet our cash flow forecasts; and our ability to raise capital as and when necessary.

At December 31, 2021, Tritium Holdings had total stockholders’ deficit of $130.6 million and accumulated losses of $231.2 million, compared to total stockholders’ deficit of $64.0 million and accumulated losses of $163.1 million at June 30, 2021. Tritium Holdings incurred losses after tax of $68.1 million for the six months ended December 31, 2021 and $25.4 million for the six months ended December 31, 2020. As of December 31, 2021, Tritium Holdings had cash and cash equivalents of $8.3 million. Cash and cash equivalents are held in USD, AUD, and EUR.

At June 30, 2021, Tritium Holdings had total stockholders’ deficit of $64.0 million and accumulated losses of $163.1 million, compared to total stockholders’ deficit of $3.9 million and accumulated losses of $100.0 million at June 30, 2020. Tritium Holdings incurred losses after tax of $34.4 million for the year ended June 30, 2020. As of June 30, 2021, Tritium Holdings had cash and cash equivalents of $6.2 million.

Tritium Holdings incurred operating cash outflows of $24.0 million for the six months ended December 31, 2021, compared to operating cash outflows of $0.5 million for the six months ended December 31, 2020. Operating cash outflows were $40.4 million for the year ended June 30, 2020.

At December 31, 2021, Tritium Holdings had external borrowing facilities totaling $111.1 million. The terms of the external borrowing facilities, specifically the interest-bearing liabilities, require that Tritium Holdings maintain minimum liquidity reserve levels. They also require the mandatory repayment of the borrowings upon the occurrence of certain events, such as a change in control event.

CIGNA Loan

On April 30, 2020, Tritium Holdings entered into a Senior Loan Note Subscription Agreement in connection with the CIGNA Loan, and entered into an extension in July 2021. Total outstanding borrowings under the CIGNA Loan were $69.5 million at December 31, 2021. The CIGNA Loan is due on December 31, 2024 and is subject to certain financial covenants. The CIGNA Loan accrues interest at a rate of 11.0% per annum and accrued interest, including unpaid interest, is capitalized into the balance of the borrowings and is repayable in full with the principal on the termination date of the agreement.

CIGNA Refinance Loan

On December 7, 2021, Tritium Holdings entered into a Senior Loan Note Subscription Agreement for a principal amount of $90.0 million, subject to certain conditions, including the completion of the Business Combination with a minimum cash balance of at least $70.0 million. To the extent that Tritium Holdings had a cash balance in excess of $125.0 million at the completion of the Business Combination, a portion of the principal amount of the CIGNA Refinance Loan would be required to be repaid within 30 days of the first borrowing under the CIGNA Refinance Loan, as further described in the Senior Loan Note Subscription Agreement. The CIGNA Refinance Loan becomes due on December 31, 2024 and is subject to certain financial covenants. Interest on borrowings from the CIGNA Refinance Loan accrues daily at a rate of 7.50% per annum and accrued interest is payable quarterly, with any accrued but unpaid interest outstanding on the termination date thereof (or earlier date on which the CIGNA Refinance Loan is repaid in full) being payable on such date.

On January 25, 2022, subsequent to the consummation of the Business Combination on January 13, 2022, Tritium Holdings entered into a CP Waiver Letter (the “CP Waiver Letter”) with HealthSpring Life & Health Insurance Company, Inc., Cigna Health and Life Insurance Company and Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L. providing for the waiver of certain conditions precedent under the Senior Loan Note Subscription Agreement related to the CIGNA Refinance Loan. Pursuant to the CP Waiver Letter, among other things, the Original Lenders (as defined therein) waived the condition precedent that the Post SPAC Merger Cash Balance (as defined therein) be no less than $70 million and that the Shareholder Loan be fully repaid and that any related security thereunder be released. The CP Waiver Letter also requires we maintain a liquidity reserve amount of $65 million through the closing of a qualifying subordinated funding, which may be in the form of an equity raise or subordinated indebtedness, of at least $99.0 million. As of the date of this Form 6-K, the Company is in compliance with the covenants of the CIGNA Refinance Loan, as modified by the CP Waiver Letter.

Additionally, we entered into an intercreditor deed, dated January 24, 2022 (the “Intercreditor Deed”), by and among the Original Obligors, Original Senior Creditors and Original Subordinated Creditors (as each term is defined in the Intercreditor Deed), describing their respective rights and obligations with respect to the Original Obligors and their assets. In particular, the Intercreditor Deed provides that, among other things, the Subordinated Debt may be repaid from the proceeds of a $99.0 million or greater qualifying subordinated funding required under the CP Waiver Letter once the full aggregate proceeds have been received, and that the Subordinated Debt is otherwise subordinated to the Senior Debt and the payments of or related to the Subordinated Debt are otherwise postponed from the date of the Intercreditor Deed through the satisfaction or discharge of Senior Debt, as further described in the Intercreditor Deed.

The foregoing description is qualified in its entirety by the text of the Senior Loan Note Subscription Agreement, the CP Waiver Letter, and the Intercreditor Deed, which are included as Exhibits 10.21, 10.21.1 and 10.29, respectively, in our Form F-1 registration statement filed with the SEC on February 11, 2022.

Shareholder Loan

Tritium Holdings entered into the Shareholder Loan with St Baker Energy Holdings Pty Ltd on May 5, 2020, under which Tritium Holdings borrowed an aggregate principal amount of $5.4 million. The outstanding balance of the Shareholder Loan at December 31, 2021 was $6.5 million, compared to $6.4 million at June 30, 2021.

The Shareholder Loan accrues interest at a rate of 11%. This accrued interest on the borrowing is capitalized into the balance of the Shareholder Loan and is repayable in full with the principal on the termination date of the agreement.

The borrowings under the Shareholder Loan are secured through the inventory value of Tritium Holdings. Total security provided at December 31, 2021 was $36.9 million, compared to $40.6 million at June 30, 2021.

Under the Intercreditor Deed, St Baker Energy Holdings Pty Ltd agreed to, among other things, postpone repayment of the Shareholder Loan such that it was not required to be repaid in connection with the consummation of the Business Combination. The CP Waiver Letter requires the repayment of the Shareholder Loan in full upon the closing of a qualifying subordinated funding, which may be in the form of an equity raise or subordinated indebtedness, of at least $99.0 million.

Convertible Notes

Tritium Holdings issued zero coupon mandatorily convertible notes to certain of Tritium Holdings’ existing shareholders in January 2021 and May 2021 with a subscription value of $32.6 million and a maturity date of

12 months from the date of issuance (the “Convertible Notes”). The notes were to be settled through the issuance of a variable number of ordinary shares equivalent to the face value of the notes determined by reference to the fair value of the shares at the redemption date less a 30% discount for the January 2021 issuance and a 20% discount for the May 2021 issuance.

The notes contained a contingent acceleration clause upon the occurrence of a change in control event. Upon such an event, the notes were required to be settled on the same basis and same amount as would be required upon maturity. We determined that this acceleration feature was an ‘embedded derivative’ requiring recognition separate from the note liability. The fair value of the embedded derivative recognized was $41.6 million as of December 31, 2021. After recognition of the embedded derivative, we account for the notes at amortized cost, with the discount amortized in interest expense over the life of the notes.

As described above, in connection with the closing of the Business Combination, the Convertible Notes converted to a variable number of ordinary shares of the Company, no par value (“Ordinary Shares”) equivalent to the face value of the notes determined by reference to the fair value of the shares at the redemption date less a 30% discount for the January 2021 issuance and a 20% discount for the May 2021 issuance. Once the shares were issued, the Convertible Notes ceased to exist. The Ordinary Shares issued upon conversion of the Convertible Notes represented approximately $45.8 million of the $1,200 million in rollover equity for Tritium Holdings shareholders.

National Australia Bank facility

Tritium Holdings entered into a bank facility with National Australia Bank on June 1, 2017 (the “NAB Facility”), which was reissued on January 24, 2021, and is used for credit cards, bank guarantees and other liabilities. The NAB Facility is a bank guarantee supported entirely by term deposits. Security for the NAB Facility borrowings is provided by term deposits of $1.0 million. The total facility limit is $3.7 million, of which a total of $0.1 million was unused at December 31, 2021. The Standby Letter of Credit included in the NAB Facility as of December 31, 2021, incurs a facility fee of 1.5% payable in advance. Tritium Australia holds an equal and offsetting term deposit with the National Australia Bank which receives 0.05% interest per annum. Tritium Holdings considers the NAB Facility an off-balance sheet arrangement. The NAB Facility was not repaid in connection with the Business Combination.

Long-Term Liquidity Requirements

Tritium Holdings’ liquidity risks include that it will encounter difficulty in meeting its financial obligations as they become due (see also Note 1 to Tritium Holdings’ unaudited condensed consolidated financial statements included elsewhere in this Form 6-K). This risk gives rise to substantial doubt about the Tritium Group’s ability to continue as a going concern for one year from the filing date of this Form 6-K.

The Company has implemented the following actions to address its short-term and long-term liquidity needs:

In May 2021, Tritium Holdings entered into the Business Combination Agreement, details of which are set out in Note 28 to Tritium Holdings’ audited consolidated financial statements as of and for the years ended June 30, 2021 and 2020 included in our Registration Statement. During the six months ended December 31, 2021, working capital funding was secured with an extension of the CIGNA Loan, which provided an additional $29.0 million to continue operations as intended, with funds received in July 2021. In addition, on December 7, 2021, Tritium Holdings entered into the CIGNA Refinance Loan for a principal amount of $90.0 million, which is subject to certain conditions, including completion of the Business Combination with a minimum cash balance of at least $50.0 million. We plan to utilize the proceeds from the loan for continuing operations. The terms of the CIGNA Finance Loan were adjusted in connection with the consummation of the Business Combination. See “—Sources of Liquidity—CIGNA Refinance Loan.”

Additionally, in connection with the Business Combination, we entered into the A&R Warrant Agreement concerning the Warrants. As a result of the execution of the Option Agreements and the expected issuance of shares thereunder at $6.00 per Ordinary Share, certain pricing terms of the Warrants were adjusted.

In addition, certain of our existing major shareholders executed a Confirmation of Financial Support, dated July 15, 2021, providing confirmation that they will jointly accept responsibility of providing, and undertake to provide, additional financial assistance to Tritium Holdings as and when it is needed to enable Tritium Holdings to continue its operations and fulfill all of its financial obligations for a minimum period of twelve months from July 31, 2021. However, there is no guarantee that this support will be extended beyond the minimum period to July 31, 2022.

Additionally, upon the consummation of the Business Combination, Tritium had access to DCRN’s funds. It was a condition of the Business Combination Agreement that the Trust Account contained no less than $200 million at the Closing Date, including any PIPE funds and after giving effect to the redemption and payment of DCRN expenses, which were $34.3 million. This condition was waived due to the high levels of redemptions in connection with the Business Combination, pursuant to the terms of the Business Combination Agreement.

However, additional capital expenditure will be required to establish local production facilities in the future.

Long-term risks to liquidity also include requirements to purchase inventory if demand outpaces forecast, or if supply chain conditions continue to disrupt inventory management.

We manage our liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash outflows required in the day-to-day business. Funding for long-term liquidity needs is secured by committed debt facilities and potential future fundraising through extension of existing credit facilities, entry into new credit facilities and/or sales of our equity or debt securities. Additionally, we expect to be able to raise funds through cash exercises of our Warrants.

While we have secured additional funding, including through the Option Agreements and the A&R Subscription Agreement, we will need to raise additional capital through loans or additional investments. If we are unable to raise additional capital, we may be required to take measures to conserve liquidity, which could include curtailing operations and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, or at all.

Should we be unable to continue as a going concern, we may be required to realize our assets and extinguish our liabilities other than in the ordinary course of business, and at amounts that differ from those stated in Tritium Holdings’ audited consolidated financial statements included in our Registration Statement.

For the Six Months Ended December 31, 2021 and 2020

Cash Flows

The following table sets forth a summary of Tritium Holdings’ cash flows for the six months ended December 31, 2021 and 2020.

	Six Months Ended December 31,
	2021	2020
	(in thousands)
Net cash (used in) provided by:
Operating activities	(23,984)	(460)
Investing activities	(2,576)	(772)
Financing activities	28,708	156

Net increase (decrease) in cash and cash equivalents	2,148	(1,076)

Net Cash Used in Operating Activities

Net cash used in operating activities increased by $23.5 million, from $0.5 million during the six months ended December 31, 2020, to $24.0 million during the six months ended December 31, 2021, primarily attributable to an increase in net loss after income tax adjusted for non-cash items of $8.4 million. Additionally, net cash used in operating activities increased by $15.1 million, primarily attributed to an increase in working capital balances.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $1.8 million, or 234%, from $0.8 million during the six months ended December 31, 2020, to $2.6 million during the six months ended December 31, 2021, primarily attributable to an increase in payments for property, plant, and equipment of $1.8 million.

We intend to grow operations globally to three full-scale manufacturing facilities, with investment in a new facility in the United States, expected investment in a potential facility in Europe, and further development of the Brisbane facilities. To the extent we execute on this contemplated manufacturing expansion, we expect our Net cash used in investing activities to increase as a result.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $28.6 million, from $0.2 million during the six months ended December 31, 2020, to $28.7 million during the six months ended December 31, 2021, primarily attributable to an increase in proceeds from borrowings of $28.6 million, offset by a repayment of borrowings adjusted for non-cash items of $0.01 million.

Critical Accounting Estimates

Management’s discussion and analysis of Tritium Holdings’ financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Tritium Holdings to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Tritium Holdings’ estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While Tritium Holdings’ significant accounting policies are described in more detail in Note 1 to its consolidated financial statements included elsewhere in this Form 6-K and our Registration Statement, it believes the following accounting policies and estimates to be most critical to the preparation of its consolidated financial statements.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Revenue Recognition

Revenue From Contracts with Customers

Revenue is recognized when or as the control of the goods or services is transferred to the customer. Depending on the terms of the contract, control of the goods or services may be transferred over time or a point in time. If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards satisfying the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

In certain circumstances, our customers may request us to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these “bill-and-hold” arrangements, we assess whether we:

•	billed the customers in full;

•	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

•	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and

•	do not have the ability to direct the product to a different customer.

In assessing bill-and-hold arrangements, we are required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and we have the right to bill the customer.

The percentage of total revenue recognized under bill-and-hold arrangements was 47% for the six months ended December 31, 2021 and accounted for none of our revenue for the six months ended December 31, 2020.

Contracts with customers may include more than one performance obligation. For such arrangements, we allocate the contract price to each distinct performance obligation based on the relative standalone selling price. All revenue is stated net of the amount of taxes. The specific recognition criteria described below must also be met before revenue is recognized.

Sale of Hardware Revenue

We generate revenue from the sale of EV chargers. Our contracts with customers include distinct performance obligations relating to the sale of goods and other related services. The overall contract price is allocated to the distinct performance obligations based on the relative standalone selling price. Revenue from sale of EV chargers is recognized at a point in time when we transfer control of the goods to the customer.

We also provide for standard warranty rights for general repairs for either two or three years on all EV chargers sold. This standard warranty is not considered to be a separate performance obligation. The estimated warranty costs are recognized as a liability when we transfer control of the goods to a customer.

Rendering of Services Revenue

We generate revenue from services related to commissioning, repair, maintenance, and training. Generally, revenue related to rendering of services is recognized when the service has been provided, either over time or at a point in time. We recognize the material portion of revenue from services when the service is delivered. However, if the service is performed over a period of time and the outcome can be reliably estimated, we use the stage of completion of the services based on an input method (e.g., costs incurred) to determine the appropriate level of revenue to be recognized in the period.

We offer an extended warranty to our customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and, after the standard warranty expires, recognized over the period in which the service is provided based on the time elapsed.

Costs to Obtain a Contract

Costs to obtain a contract consists mainly of commissions paid to our sales personnel. As contract costs related to sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred.

Amounts billed to customers related to shipping and handling are classified as revenue. The costs of freight and shipping are recognized as an expense in cost of goods sold when control over the chargers, parts or accessories have transferred to the customer.

Contract Liabilities

A contract liability balance typically arises due to allocation of a part of the consideration received to unsatisfied performance obligations, including extended warranty obligations under revenue contracts. Contract liabilities also arise due to the receipt of advances from customers, prior to satisfaction of performance obligations.

Tritium Holdings’ balance sheet includes customer advances and unearned revenue as contract liabilities.

Grant Income

During the six months ended December 31, 2021, Tritium Holdings received Grant income in the form of government incentives from the “JobKeeper” program, an Australian federal government program aimed at supporting companies during the COVID-19 pandemic. Grant income is recognized in the Consolidated Statement of Comprehensive Loss when Tritium Holdings is entitled to the grant, it can be measured reliably, and it is probable that the economic benefits gained from the grant will be received. It is recognized as a liability until these conditions have been met. Government grants received by us are typically for the reimbursement of expenses incurred.

Leases

We lease a number of office and warehouse facilities for our operations, most of which are operating leases. We did not have any material finance lease arrangements during the six months ended and at December 31, 2021 and 2020.

Tritium as Lessee

We assess whether a contract is or contains a lease at the inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time and obtain all of the output of that asset, in exchange for consideration. In such instances, we recognize a right-of-use asset and a corresponding lease liability with respect to all lease agreements, except for short-term leases. For these leases, we recognize the lease payments as an operating expense on a straight-line basis over the term of the lease, unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Measurement and Presentation of Lease Liability

For operating leases, the lease liability is measured at the present value of the unpaid lease payments at the lease commencement date. Tritium Holdings has elected to account for lease and non-lease components as a single lease component. Therefore, the lease payments used to measure the lease liability include the fixed consideration in the contract. Key estimates and judgments include determination of the lease term of contracts with renewal and termination options and determination of discount rates. Further details on key estimates and judgements are outlined in the “Key Estimates” section below.

Lease liabilities are separately disclosed on the Consolidated Statement of Financial Position. Liabilities which will be repaid within twelve months are recognized as current and liabilities which will be repaid in excess of twelve months are recognized as non-current liabilities.

Lease liabilities are measured over time by reducing the balance to reflect the principal lease repayments made and increasing the carrying amount by the interest on the lease liability. Tritium Holdings is required to remeasure a lease liability and make an adjustment to the right of use asset in the following instances:

•

the term of the lease has been modified or there has been a change in Tritium Holdings’ assessment of a purchase option being exercised, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•

a lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

•

the lease payments are adjusted due to changes in the index or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate. However, if a change in lease payments is due to a change in a floating interest rate, a revised discount rate is used.

Measurement and Presentation of Right-of-Use Assets

The right-of-use assets recognized by Tritium Holdings comprise the initial measurement of a related lease liability and any lease payments made at or before the commencement of the contract, less any lease incentives received and any direct costs. Costs incurred by Tritium Holdings to dismantle the asset, restore the site or restore the asset are included in the cost of the right-of-use asset.

Any remeasurement of a lease liability is also applied against the right-of-use asset value.

Extension Options

The lease term for Tritium Holdings’ leases includes the non-cancelable period of the lease plus any additional periods covered by either Tritium Holdings’ option to extend (or not to terminate) the lease that Tritium Holdings is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Loans and Debt Securities

Loans and debt securities issued are recognized on the date when they originate, at fair value. All other financial liabilities are initially recognized on the trade date. Tritium Holdings derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. If a loan or debt security contains an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, the loans or borrowings are classified as non-current.

Finance cost includes all interest-related expenses.

Finance Costs

Finance costs are recognized as expenses in the period in which they are incurred.

Finance costs include interest on borrowings using the effective interest method and amortization of discounts or premiums related to borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Derivative Instruments

Tritium Holdings recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Tritium Holdings evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in Tritium Holdings’ financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the Consolidated Statement of Comprehensive Loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

Transaction Related Costs

Costs related to the Business Combination have been expensed as incurred.

Warranties

We provide a manufacturer’s standard warranty on all EV chargers sold. Tritium Holdings recognizes a warranty provision for the products sold based on the present value of future cash flows estimated to be required to settle the warranty obligation. The future cash flows have been estimated by reference to Tritium Holdings’ history of warranty claims.

Tritium Holdings considers the standard warranty to be an assurance of the quality of the EV charger rather than a provision of incremental service to customers, and therefore not a separate performance obligation.

We also offer extended warranty services in addition to the standard warranty. The extended warranty is considered an incremental service provided to customers and is therefore a separate performance obligation distinct from other promises that should be accounted for in accordance with ASC 606, “Revenue from Contracts with Customers.”

Tritium Holdings also recognizes a provision for future extended warranties measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period.

The portion of the warranty provision expected to be incurred within the next twelve months is included within current provisions, while the remaining balance is included within non-current provisions in the Consolidated Statement of Financial Position. Warranty expense is recorded as a component of cost of goods sold in the Consolidated Statement of Comprehensive Loss.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventory is determined using a weighted average approach and is net of any rebates or discounts received.

The costs of inventory included in the Consolidated Statement of Comprehensive Loss includes overhead costs directly attributable to manufacture, raw materials purchases, associated freight and labor costs.

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account recent sales experience, aging of inventories and other factors that affect inventory obsolescence. There was no material provision for impairment recognized as of December 31, 2021 and 2020.

Employee Benefits

Liabilities related to employee benefits which are not due to be settled within twelve months are discounted at period end using rates which most closely match the terms of maturity of the related liabilities. Employee benefits expected to be settled more than one year after the end of the reporting period are measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that employees may satisfy vesting requirements.

Wages, Salaries, Annual and Long Service Leave

The provision for employee entitlements to wages, salaries and annual and long service leave represents the amount which Tritium Holdings has a present obligation to pay resulting from employees’ services provided up to the reporting date. Provisions are calculated based on expected wage and salary rates and include related costs. In determining the liability for employee entitlements, consideration is given to estimated future increases in wage rates, and historical rates of staff departures.

Superannuation

Defined contribution superannuation plans exist to provide benefits for eligible employees or their dependents. Contributions by Tritium Holdings are expensed to the Consolidated Statement of Comprehensive Loss as incurred.

Annual Bonus

Tritium Holdings recognizes a liability for bonuses based on a formula that takes into consideration the specific performance indicators outlined in employee contracts. Tritium Holdings recognizes a liability where it is contractually obligated to pay an amount under the bonus plan or where there is a past practice that has created a constructive obligation.

Termination

Termination benefits are recognized as an expense when Tritium Holdings is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if Tritium Holdings has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Stock-Based Compensation

Employees of Tritium Holdings receive remuneration in the form of stock-based arrangements, whereby employees render services as consideration for equity instruments under Tritium Holdings’ Loan Funded Share Plan (“LFSP”), or either cash or share settlement under Tritium Holdings’ Shadow Equity Plan (“SEP”).

Awards issued under the LFSP are equity-settled arrangements and are measured at the fair value of the awards at the grant date. A Black-Scholes model is utilized to estimate the fair value of the expense incurred. Tritium Holdings recognizes this stock-based compensation expense at the grant date as there are no service conditions attached to LFSP equity awards.

Awards issued under Tritium Holdings’ SEP contain service conditions and, prior to the Business Combination, were considered cash-settled awards. Tritium Holdings initially measures the cash-settled transactions with employees at fair value using a Black-Scholes model to determine the fair value of the liability incurred. Tritium Holdings recognizes cash-settled transactions as a liability on the award grant date and records related compensation expense over the requisite service period if the performance condition is probable. Subsequent to the Business Combination, Tritium’s board of directors made a determination that the benefit owed to participants under the SEP could be paid to participants in the form of cash or shares, and expects to settle awards through the issuance of Ordinary Shares.

For stock-based compensation, the expense is measured at the grant date, based on the fair value of the award (considering the market conditions), and then recorded over the requisite service period if the performance condition is probable. As discussed further below, because there was no public market for its ordinary shares prior to the Business Combination, Tritium Holdings considered the price per share paid by investors in Tritium Holdings’ private financings, among other factors, to determine the fair value of the Ordinary Shares at the time of the grant included in the Black-Scholes model. Additionally, in applying the Black-Scholes model, Tritium Holdings assessed the implied volatility utilized by estimating based on similar publicly traded peer companies (as it has no company-specific performance measures). Further details as to the inputs into the fair value of the respective grants are outlined in Note 23 to Tritium Holdings’ consolidated financial statements included in our Registration Statement.

As stated above, for awards that contain service conditions, Tritium Holdings recognizes stock-based compensation over the period during which an employee is required to provide a service in exchange for the award. For settlement of cash-settled stock-based compensation, the liability is remeasured at the end of each reporting period up to the date of settlement, with any changes in the expected settlement amounts recognized in comprehensive loss as a stock-based compensation expense over the period during which an employee is required to provide service in exchange for the award. This requires a reassessment of the estimates used at the end of each reporting period.

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Six months ended December 31,	Year ended June 30,
	2021	2021	2020
Expected volatility	60%	60%	40%
Risk-free interest rate	1.59%	1.59%	2.18%
Dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	0.0	1.50	2.5

For issuance of stock-based compensation between July 1, 2019 and February 19, 2021, the fair value of the underlying ordinary shares considered the price per share paid by investors in Tritium Holdings’ private financings. In establishing the price to be paid by investors in its private financings, Tritium Holdings considered in part an external valuation report of an independent third-party valuation firm as of June 30, 2018 in addition to other factors, including:

•	Tritium Holdings’ actual and expected operating and financial performance;

•	likelihood of Tritium Holdings achieving a liquidity event;

•	market multiples of comparable companies in Tritium Holdings’ industry;

•	Tritium Holdings’ stage of development;

•	illiquidity of share-based awards involving securities in a private company;

•	industry information, such as market size and growth; and

•	macroeconomic conditions.

Based on the factors described above, Tritium Holdings established a price of A$4.44 per share to be paid by investors in its private financings. This valuation utilized a comparable company analysis, the transaction method and an income approach. After considering the price paid by investors, and the external valuation report and other factors described above, Tritium Holdings also determined A$4.44 to be the fair value of the underlying ordinary shares for stock-based compensation issued between July 1, 2019 and February 19, 2021.

There were no issuances under Tritium Holdings’ loan-funded share plan or cash-settled compensation plan after February 19, 2021.

On May 25, 2021, the Business Combination Agreement was signed. On June 30, 2021, a reassessment of equity value was completed, taking into account the terms, conditions and uncertainties of the Business Combination Agreement.

Prior to the execution of the draft non-binding letter of intent delivered by DCRN on February 16, 2021 (the “LOI”), Tritium Holdings considered the factors described above to determine the fair value of the underlying ordinary shares, which was used as an input to then determine stock compensation expense. After execution of the LOI, and due to the proximity to the expected Business Combination, the terms of the LOI (adjusted for conditions, uncertainties and risk contingencies) were considered a more appropriate basis for the valuation of equity. For remeasurement of the outstanding liability of Tritium Holdings’ stock-based compensation as of December 31, 2021, the fair value of the underlying ordinary shares was determined based on pricing terms indicated in the Business Combination Agreement, as adjusted for uncertainties and other management assumptions. This approach resulted in a share valuation of A$20.94. A Black-Scholes model was then applied in determining the stock-based compensation for the period ended December 31, 2021.

Contributing factors to the increased share valuation at December 31, 2021 include:

•

Between January 1, 2021 and June 30, 2021, Tritium Holdings successfully certified and completed initial production runs for its new product, the RTM75. These activities resulted in a significant de-risking of this new product, the first of the new MSC product range. These products have modular components and are scalable, giving customers the opportunity to increase the power of the charger by buying more modules rather than replacing the whole charger. A large percentage of the increased sales highlighted below are for this new generation of product.

•

Considerable increase in demand for Tritium Holdings’ products. In the second half of calendar year 2021, sales were approximately $98.0 million, compared to approximately $43.0 million in the first half of calendar year 2021.

•	Significant further growth and investment in the EV sector, including:

•	Continued growth in EV sales globally.

•	The unveiling of the Biden Administration’s American Jobs Plan in 2021, which included provisions for potential significant U.S. government investment in public charging infrastructure.

•

Significant probability that the Business Combination would be approved by Tritium Holdings and DCRN shareholders, as well as the removal of certain discounts previously attributed to risks around due diligence, regulatory approvals and other uncertainties related to the Business Combination.

Expected Volatility

Tritium Holdings historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Dividend Yield

Expected dividend yield is based on the fact that Tritium Holdings has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Risk Free Interest Rate

The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of an award grant for time periods approximately equal to the expected term of the award.

Expected Term

The expected term of share options has been determined based on an assessment of the estimates of when employees would either exercise or an entitlement event would occur.

Common Stock Valuation

The weighted average exercise price is equal to the weighted average stock price.

Income Taxes

Tritium Holdings’ income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Tritium Holdings recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more likely than not to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Tritium Holdings records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. Tritium Holdings did not incur any material interest and penalties in the six months ended December 31, 2021. Tritium Holdings does not have any material uncertain tax positions during the period recognized.

Critical Accounting Estimates

Allowance for credit losses

The allowance for credit losses represents Tritium Holdings’ estimate of the expected lifetime credit losses inherent in Accounts receivable as of the balance sheet date. The adequacy of Tritium Holdings’ allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect the selling general and administrative expenses on our consolidated income statements and the allowance for credit losses contained within Tritium Holdings’ Accounts receivable, net on our consolidated balance sheets. See Note 7 to Tritium Holdings’ consolidated financial statements included elsewhere in this Form 6-K for information regarding allowance for credit losses.

Nature of Estimates Required

Tritium Holdings reviews all debtors considering historical default rates and forward-looking information. Tritium Holdings notes that there have not been any material defaults in preceding years, and in completing its review, considered external information, including:

•	Consideration of changes in economic conditions including possible issues related to the COVID-19 pandemic;

•	Consideration of significant adverse changes in the operations of customers that would indicate increased risk;

•	Consideration of any significant changes in the regulatory, economic, or technological environment of customers that may result in an increase to the underlying default risk;

•	Consideration of any change in payment patterns by major customers; and

•	Consideration of credit risk of new customers.

Assumptions Used

Tritium Holdings’ allowance for credit losses is based on its assumptions regarding the probability of default of a customer given the period for which a receivable is overdue.

Sensitivity Analysis

Changes in the probability of default given Tritium Holdings default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions is as follows (in millions):

Assumption	Change	Increase/Decrease
Probability of default (lifetime)	+/-10%	$0.09/($0.09)

Provision for impairment of inventories

Nature of Estimates Required

The provision for impairment of inventories assessment requires a degree of estimation and judgement.

Assumptions and Approach Used

The level of the provision is assessed by taking into account the recent sales experience, the aging of inventories and other factors that affect inventory obsolescence.

Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations. See Note 8 to Tritium Holdings’ consolidated financial statements included elsewhere in this Form 6-K for information regarding provision for impairment of inventories.

Warranty provision

Nature of Estimates Required

Tritium Holdings provides manufacturer’s standard warranty on all EV chargers sold and offers extended warranty services separately from the standard warranty. Tritium Holdings has recognized a warranty provision on the basis that it is probable an outflow of cash or other economic resources will be required to settle the provision.

Assumptions and Approach Used

The provision is measured at the amount Tritium Holdings would rationally pay to settle the obligation at the end of the reporting period. Risks and uncertainties are taken into account in measuring a provision.

Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations. See Note 13 to Tritium Holdings’ consolidated financial statements included elsewhere in this Form 6-K for information regarding warranties.

Assumption	Change	Increase/Decrease (in millions)
Number of Months of Warranty remaining (based on charges sold and warranty lapsing)	+-10%	$0.6/	(0.6)
12 month average cost of Warranty repair	+-5%	$0.3/	(0.3)

Income Taxes

Nature of Estimates Required

We must make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs.

Assumptions and Approach Used

Tritium Holdings’ income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

•

Nature, frequency, and severity of current and cumulative financial reporting losses. A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;

•

Sources of future taxable income. Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and

•

Tax planning strategies. If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

We record a valuation allowance equal to the excess of the balance of deferred tax assets over the balance of deferred tax liabilities. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions, and future tax planning and the related effects on our cash and liquidity position. Accordingly, our valuation allowances may increase or decrease in future periods. See Note 6 to Tritium Holdings’ consolidated financial statements included elsewhere in this Form 6-K and our Registration Statement for information regarding income taxes.

Share-based payment transactions

Employees of Tritium Holdings receive remuneration in the form of stock-based arrangements under the LFSP and SEP, as mentioned in the “Critical Accounting Estimates” section included in our Registration Statement and any of our subsequent filings with the SEC.

Nature of Estimates Required

Estimating the fair value for share-based payment transactions requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right, volatility and dividend yield and assumptions made.

Assumptions and Approach Used

Tritium Holdings uses a Black-Scholes model to measure the fair value of share-based payment transactions. Refer to the “Critical Accounting Estimates” section included in our Registration Statement and any of our subsequent filings with the SEC for more information on the assumptions and approach used for valuation of share based payment transactions.

Sensitivity Analysis

The table below estimates the effect on share based payment expense of higher/lower assumptions (in millions):

Assumption	Change	Increase/Decrease – LFSP expense		Increase/Decrease – SEP expense
Expected volatility	+/-10%	$0.95/	($0.95)	$0.0
Risk-free interest rate	+/-0.5%	$0.01/	($0.01)	$0.0

The LFSP is considered an equity-settled arrangement, and the SEP has historically been considered a cash-settled arrangement. However, subsequent to the Business Combination, Tritium’s board of directors determined that the benefit owed to participants under the SEP could be paid to participants in the form of cash or shares, and now expects to settle awards through the issuance of Ordinary Shares. See Note 18 to Tritium Holdings’ consolidated financial statements included elsewhere in this Form 6-K for information regarding share-based payments.

Useful lives of assets

Nature of estimates required

Tritium Holdings determines the estimated useful life and related depreciation charges for its property, plant and equipment and useful lives could change significantly as a result of technical innovations or other events. Depreciation charges will increase if useful lives are shorter than previously estimated , or if assets become technically obsolete. Non-strategic assets that have been abandoned or sold will be written off or written down. Estimating useful lives involves an estimate of timing of obsolescence and technological advances of assets.

Sensitivity Analysis

The table below estimates the effect on depreciation expense of higher/lower assumptions (in thousands):

Assumption	Change	Increase/Decrease – depreciation expense
Useful life – plant and equipment	+/-2 years	$112/	($112)

See Note 2 to Tritium Holdings’ consolidated financial statements for the year ended June 30, 2021, included in our Registration Statement for information regarding useful lives and depreciation.

Fair valuation of Derivatives

Prepayment penalty

On April 30, 2020, Tritium Holdings entered into a Senior Loan Note Subscription Agreement in connection with the CIGNA Loan and entered into an extension in July 2021. Total outstanding borrowings under the CIGNA Loan were $69.5 million at December 31, 2021. The loan arrangement provides that immediate repayment of the outstanding balance, along with a prepayment penalty, is required upon a change in control event.

Nature of estimates required

Tritium Holdings is required to determine the fair value of the prepayment penalty based on unobservable market data, which considers the total prepayment fee and the likelihood of the event occurring.

Sensitivity Analysis

For the six months ended December 31, 2021, Tritium Holdings determined the fair value of the prepayment penalty using a 100% probability, due to the execution of the Business Combination Agreement on January 13, 2022. See Note 11 to Tritium Holdings’ consolidated financial statements included elsewhere in this Form 6-K for information regarding fair value of derivatives.

Convertible notes

The Convertible notes issued by Tritium Holdings contained a contingent acceleration clause. Upon the occurrence of a change in control event the notes were required to be settled on the same basis and same amount as would be required upon maturity. We determined that this acceleration feature was an ‘embedded derivative’ requiring recognition separate from the note liability.

Nature of estimates required

Tritium Holdings is required to determine the fair value of the embedded derivative, based on unobservable market data, which considers the likelihood of the change in control event occurring. For the six months ended December 31, 2021, Tritium Holdings determined that the fair value of the embedded derivative was $0.0, based on the increased likelihood that the Business Combination Agreement would be executed. This assumption changed when compared to the financial statements for the fiscal year ended June 30, 2021. See Note 11 to Tritium Holdings’ consolidated financial statements included elsewhere in this Form 6-K for information regarding fair value of derivatives.

Lease liabilities

For operating leases, the lease liability is measured at the present value of the unpaid lease payments at the lease commencement date. Tritium Holdings has several lease contracts that include extension and termination options.

Nature of estimates required

Tritium Holdings applies judgement in evaluating whether it is reasonably certain to exercise the option to renew or terminate a lease. After the commencement date, Tritium Holdings reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise an option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization of the leased asset). An additional key estimate and judgment is the determination of the discount rate. ASC 842, “Leases” requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.

Assumptions and Approach Used

Tritium Holdings includes the renewal period as part of the lease term for leases of property, plant and machinery with shorter noncancelable periods (e.g., three to five years). Tritium Holdings typically exercises its option to renew for these leases because there would be a significant negative effect on production if a replacement asset was not readily available. The renewal periods for leases of plant and machinery with longer noncancellable periods (e.g., 10 to 15 years) are not included as part of the lease term, as such renewal options are not reasonably certain to be exercised. In addition, the renewal options for leases of motor vehicles are not included as part of the lease term because motor vehicles are typically not leased for more than five years and therefore renewal options are not exercised. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.

Generally, Tritium Holdings cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, Tritium Holdings generally uses its incremental borrowing rate as the discount rate for the lease. The incremental borrowing rate is the rate of interest that Tritium Holdings would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

Sensitivity Analysis

The table below estimates the effect on finance costs of higher/lower assumptions (in thousands):

Assumption	Basis point change	Increase/Decrease in finance cost
Change in discount rate	+/-100 bps	$23/	($23)

Recent Accounting Pronouncements

See Note 1 to Tritium Holdings’ consolidated financial statements included elsewhere in this Form 6-K and in our Registration Statement for more information regarding recently issued accounting pronouncements.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendments are effective for fiscal years beginning after December 15, 2021, and affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. ASU 2020-06 eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings per share computation. We are currently assessing the impact of adopting this standard on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-06 for fiscal years beginning after December 15, 2023.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310—20, Receivables—Non-refundable Fees and Other Costs,” which is effective for fiscal years beginning after December 15, 2020. The amendments clarify the FASB’s intent that an entity should revaluate whether a callable debt security that has multiple call dates is within the scope of paragraph 310-20-35-33 for each reporting period. We are currently assessing the impact of adopting this standard on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-08 for fiscal years beginning after December 15, 2021.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements.” The purpose of these amendments is to make minor updates to the codification for technical corrections such as conforming standards, clarifications of guidance and simplifications to wording or structure of guidance, among other minor improvements. The amendments are effective for fiscal years beginning after December 15, 2020. We are currently assessing the impact of adopting this update on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-10 for fiscal years beginning after December 15, 2021.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We are exposed to foreign currency risk related to our revenue and operating expenses denominated in currencies other than USD. Tritium’s functional currency is AUD, and our subsidiaries have USD and EUR functional currencies.

The assets and liabilities of our company with functional currencies other than USD are translated into USD using the exchange rates at the reporting date. The revenues and expenses of such entities are translated into USD using the average exchange rates, which approximate the rates at the dates of the transactions, for the reporting period. All resulting foreign exchange differences are recognized in accumulated other comprehensive loss in shareholders’ deficit.

Net loss attributable to common stockholders is recognized in the Consolidated Statement of Comprehensive Loss when the foreign operation or net investment is disposed of.

For each entity, we determine the functional currency. Items included in the financial statements of each entity are measured using that functional currency. We use the step-by-step method of consolidation.

We do not enter into financial instruments to hedge our foreign currency exchange risk, but we may in the future.

See Tritium Holdings’ accompanying unaudited condensed consolidated financial statements as of and for the six months ended December 31, 2021 and 2020 included elsewhere in this Form 6-K, and Tritium Holdings’ audited consolidated financial statements for the years ended June 30, 2021 and 2020 included in our Registration Statement, including Note 1 thereto, respectively, for more information on foreign currency translation adjustments.

Changes in Internal Control Over Financial Reporting

Other than disclosed below, there has been no change in the Company’s internal control over financial reporting during the six months ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Internal Control Over Financial Reporting

In connection with the preparation and audit of Tritium Holdings’ consolidated financial statements as of June 30, 2021 and for the years ended June 30, 2021 and 2020, and preparation of Tritium Holdings’ unaudited interim consolidated financial statements as of December 31, 2021 and for the six months ended December 31, 2021 and 2020, material weaknesses were identified in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Tritium Holdings’ annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses referenced above are described below:

•

Lack of appropriately designed, implemented and documented procedures and controls at both entity- and process-level to allow for Tritium to achieve complete, accurate and timely financial reporting. This is pervasive across the entity-level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, revenue recognition processes and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.

•

Segregation of duties has not been sufficiently established across the key business and financial processes. Given the size, nature of the organization and the current structure of the finance function, a lack of segregation of duties applied to the key business and financial processes across the organization has been identified. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.

•

Lack of personnel with appropriate knowledge and experience relating to U.S. GAAP and SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to the Company being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with (i) the requisite knowledge and experience in the application of SEC financial reporting rules and regulations; and (ii) the appropriate expertise in the relevant U.S. accounting standards.

We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls.

In order to maintain and improve the effectiveness of our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after it is no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the price of our Ordinary Shares. These material weaknesses will not be considered remediated until the mitigating controls have operated for the required period of time and until the operating effectiveness of the controls has been validated, through testing, by management.

See the section entitled “Risk Factors” in our Registration Statement and any of our subsequent filings with the SEC.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period.

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 1 to the accompanying unaudited condensed consolidated financial statements included elsewhere in this Form 6-K for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the six months ended December 31, 2021.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of DCRN’s initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

TRITIUM HOLDINGS PTY LTD

Condensed Consolidated Statement of Comprehensive Loss

For the six months ended December 31, 2021, and 2020 (unaudited)

	Note		Six months to December 31, 2021 $’000	Six months to December 31, 2020 $’000
Revenue
Service and maintenance revenue – external parties	2	(a)	2,405	1,928
Hardware revenue – external parties	2	(a)	41,952	15,523
Hardware revenue – related parties	2	(a)	12,629	17,347
Software revenue	2	(a)	5	1

Total revenue			56,991	34,799

Cost of goods sold
Service and maintenance – costs of goods sold			(1,962)	(1,158)
Hardware – cost of goods sold			(51,495)	(32,731)

Total cost of goods sold			(53,457)	(33,889)

Selling, general and administration expense	3		(46,030)	(15,488)
Product development expense			(6,521)	(4,972)
Depreciation expense			(669)	(732)

Total operating costs and expenses			(53,220)	(21,192)

Loss from operations			(49,686)	(20,282)

Other income (expense), net:
Finance costs	4		(11,581)	(2,448)
Transaction and offering related fees	5		(640)	—
Fair value movements – derivative	11		(6,282)	(4,179)
Other income	2	(b)	51	1,495

Total other expense			(18,452)	(5,132)

(Loss) before income taxes			(68,138)	(25,414)

Income tax expense	6		—	—

Net (loss)			(68,138)	(25,414)

Net (loss) per common share
Net (loss) per common share attributable to common shareholders	16		(68,138)	(25,414)
Basic and diluted – common shares	16		(0.93)	(0.35)
Basic and diluted – class C shares	16		(0.93)	(0.35)
Weighted average shares outstanding
Basic and diluted – common shares			67,893	67,893
Basic and diluted – class C shares			5,468	5,468
Comprehensive Loss
Net (loss)			(68,138)	(25,414)
Other income (loss) (net of tax)
Change in foreign currency translation adjustment			2,550	(251)

Total other income (loss) (net of tax)			2,550	(251)

Total comprehensive (loss)			(65,588)	(25,665)

The accompanying notes are an integral part of these condensed consolidated financial statements.

TRITIUM HOLDINGS PTY LTD

Condensed Consolidated Statement of Financial Position

As of December 31, 2021, and June 30, 2021 (unaudited)

	Note	As of December 31, 2021 $’000	As of June 30, 2021 $’000
Assets
Cash and cash equivalents		8,302	6,157
Accounts receivable – related parties	7	5,093	2,991
Accounts receivable – external parties	7	43,748	11,318
Accounts receivable – allowance for expected credit losses	7	(87)	(227)
Inventory	8	33,276	36,430
Prepaid expenses		815	918
Deposits	9	10,966	4,912
Other current assets		3,993	—

Total current assets		106,106	62,499
Property, plant and equipment, net		7,101	5,689
Operating lease right of use assets, net		16,404	18,312
Deposits	9	53	1,350

Total non-current assets		23,558	25,351

Total assets		129,664	87,850

Liabilities and Shareholders’ Deficit
Accounts Payable	10	37,889	17,135
Borrowings	11	117,612	36,571
Contract liabilities	14	35,107	9,198
Employee benefits		2,114	2,037
Other provisions	13	8,148	5,349
Obligations under operating leases		3,192	2,941
Financial instruments – derivative	11	11,969	874
Other current liabilities	12	23,487	6,101

Total current liabilities		239,518	80,206
Obligations under operating leases		16,019	17,660
Contract liabilities	14	1,500	1,618
Employee benefits		183	125
Borrowings net of unamortized issuance costs	11	—	37,369
Related party borrowings	20	—	6,392
Other provisions	13	3,038	2,541
Financial instruments – derivative	11	—	5,947

Total non-current liabilities		20,740	71,652

Total liabilities		260,258	151,858

Commitments and Contingent liabilities	19
Shareholders’ Deficit
Common shares, no par value, unlimited shares authorized at December 2021 and June 2021, 73,154,797 and 73,254,797 shares issued respectively, 67,892,971 shares outstanding as of December 2021 and June 2021		92,809	92,809
Treasury shares, 5,261,826 and 5,361,826 as of December 2021 and June 2021		—	—
Class C shares, no par value, unlimited shares authorized at December 2021 and June 2021, 5,468,249 shares issued and outstanding as of December 2021 and June 2021		4,383	4,383
Additional paid in capital		4,603	5,601
Accumulated other comprehensive loss		(1,146)	(3,696)
Accumulated deficit		(231,243)	(163,105)

Total Shareholders’ deficit		(130,594)	(64,008)

Total Liabilities, and Shareholders’ deficit		129,664	87,850

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Shareholders’ Deficit

For the six months ended December 31, 2021, and 2020 (unaudited)

	Common Shares		Class C Shares		Treasury Shares		Additional paid-in capital Amount	Accumulated other comprehensive loss Amount	Accumulated deficit Amount	Total Shareholders’ Deficit Amount
	Shares	Amount	Shares	Amount	Shares	Amount
		$’000		$’000		$’000	$’000	$’000	$’000	$’000
Balance at June 30, 2020	69,948,799	92,809	5,468,249	4,383	(2,055,828)	—	2,480	(3,562)	(100,012)	(3,902)
Share-based payment compensation	3,289,495	—	—	—	(3,289,495)	—	3,095	—	—	3,095
Net loss	—	—	—	—	—	—	—	—	(25,414)	(25,414)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	(251)	—	(251)

Balance at December 31, 2020	73,238,294	92,809	5,468,249	4,383	(5,345,323)	—	5,575	(3,813)	(125,426)	(26,472)

Balance at June 30, 2021	73,254,797	92,809	5,468,249	4,383	(5,361,826)	—	5,601	(3,696)	(163,105)	(64,008)

Share-based payment compensation	(100,000)	—	—	—	100,000	—	5,935	—	—	5,935
Distribution reserve	—	—	—	—	—	—	(6,933)	—	—	(6,933)
Net loss	—	—	—	—	—	—	—	—	(68,138)	(68,138)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	2,550	—	2,550

Balance at December 31, 2021	73,154,797	92,809	5,468,249	4,383	(5,261,826)	—	4,603	(1,146)	(231,243)	(130,594)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

For the six months ended December 31, 2021, and 2020 (unaudited)

	Six months to December 31, 2021 $’000	Six months to December 31, 2020 $’000
Cash flows from operating activities
Net loss	(68,138)	(25,414)
Reconciliation of net loss to net cash used in operating activities
Adjustments for non-cash items
Share-based employee benefits expense	28,912	3,683
Foreign exchange gains or losses	(152)	1,372
Depreciation expense	669	732
Fair value movements – derivative	6,282	4,179
Adjustment for capitalized interest	10,885	2,312
Changes in operating assets and liabilities
Accounts receivable	(35,475)	277
Inventory	1,888	3,748
Accounts payable	23,007	2,574
Employee benefits	(12,459)	126
Other liabilities	28,330	7,384
Other assets	(7,733)	(1,433)

Net cash used in operating activities	(23,984)	(460)

Cash flows from investing activities
Payments for property, plant and equipment	(2,576)	(772)

Net cash used in investing activities	(2,576)	(772)

Cash flows from financing activities
Proceeds from borrowings	28,645	156
Proceeds from convertible notes including derivative	73	—
Repayment of borrowings	(10)	—

Net cash used in financing activities	28,708	156

Effects of exchange rate changes on cash and cash equivalents	(3)	617
Net increase / (decrease) in cash and cash equivalents	2,148	(1,076)
Cash and cash equivalents at the beginning of the period	6,157	7,702

Cash and cash equivalents end of the period	8,302	7,243

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated

Basis of preparation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

For the purpose of these condensed consolidated financial statements, intercompany accounts, transactions, and profits are eliminated in consolidation.

The interim financial data as of December 31, 2021 and for the six months ended December 31, 2021 and 2020 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

We present our condensed consolidated financial statements on the basis of our fiscal year ending June 30. All references to years in these condensed consolidated financial statements refer to the ending or ended on June 30 of that year. The year-end condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Presentation

The condensed consolidated financial statements are presented in United States dollars which is the Company’s elected reporting currency. All amounts disclosed in the condensed consolidated financial statements relate to the Company unless otherwise stated. The condensed consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value and share-based compensation.

Going concern basis

These condensed consolidated financial statements have been prepared on the basis that the Company is a going concern. On December 31, 2021, the Company had a total shareholders’ deficit of $130.6 million. The Company incurred losses after tax of $68.1 million for the six months ended December 31, 2021, and $25.4 million for the six months ended December 31, 2020. The Company incurred operating cash outflows of $24.0 million for the six months ended December 31, 2021, compared to operating cash outflows of $0.5 million for the six months ended December 31, 2020.

The Board approved cash flow forecasts for the Company indicate that the Company will continue to incur significant operating cash outflows for at least 12 months from the date of this report to fund its expansion. In addition, as detailed in Note 21, the Company also has external borrowing facilities with CIGNA that require the Company to maintain minimum liquidity reserve levels throughout the term of the arrangement.

As set out in Note 21, the business combination, the CIGNA re-financing, the Post-Business Combination Financing, and the Option Agreements have provided the Company with additional funding to finance its expansion, as well as restructure and refinance the existing borrowings of the Tritium Holdings group. The Company is also in the process of exploring various options for additional post-closing financing to further expand its operational activities to meet customer demand.

While management has secured a level of additional funding, in order to fund the operating cashflows and maintain these minimum liquidity reserve levels, it is likely that additional working capital funding will be required. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses. The Directors believe that the going concern basis of preparation is appropriate as the Company has a strong history of being able to raise capital from debt and equity sources.

The above conditions raise substantial doubt about the Company’s ability to continue as a going concern.

As such, the ability of the Company to continue as a going concern is principally dependent upon one or more of the following:

•	the successful and profitable growth of the business;

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (cont.)

•	the ability of the Company to meet its cashflow forecasts; and

•	the ability of the Company to raise capital as and when necessary.

Should the Company be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in these financial statements. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Company be unable to continue as a going concern.

Revenue Recognition

Bill-and-hold transactions

In certain circumstances, the Company’s customers may request the Company to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these “bill-and-hold” arrangements, we assess whether the Company

•	billed the customers in full;

•	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

•	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and

•	does not have the ability to direct the product to a different customer.

In assessing bill-and-hold arrangements, the Company is required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and the Company has the right to bill the customer.

The percentage of total revenue recognized under bill-and-hold arrangements was 47% for the six months ended December 31, 2021 and accounted for none of our revenue for the six months ended December 31, 2020.

Recently issued accounting standards

In August, 2020, the FASB issued Accounting Standards Update (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments are effective for fiscal years beginning after December 15, 2021. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares, impact the diluted EPS computation. The Company is currently assessing the impact of adopting this standard on its condensed consolidated financial statements.

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-08”) “Codification Improvements to Subtopic 310 – 20, Receivables – Non-refundable Fees and Other Costs” and is effective for fiscal years beginning after December 15, 2021. The amendments clarify the Board’s intent that an entity should revaluate whether a callable debt security that has multiple call dates is within the scope of paragraph 310-20-35-33 for each reporting period. The Company is currently assessing the impact of adopting this standard on its condensed consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (cont.)

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-10”) “Codification Improvements”. The purpose of these amendments is to make minor amendments and updates to the Codification for technical corrections such as conforming standards, clarifications of guidance, simplifications to wording or structure of guidance, and other minor improvements. The amendments are effective for fiscal years beginning after December 15, 2021. The Company is currently assessing the impact of adopting this update on its condensed consolidated financial statements.

In May 2021, the FASB issued Accounting Standards Update (“ASU 2021-04”) “Earnings Per Share (Topic 260)” and is effective for fiscal years beginning after December 15, 2021. This amendment provides that for an entity that presents earnings per share (EPS) in accordance with Topic 260, the effects of a modification or an exchange of a freestanding equity-classified written call option that is recognized as a dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. The Company is currently assessing the impact of adopting this standard on its condensed consolidated financial statements.

In October 2021, the FASB issued Accounting Standards Update (“ASU 2021-08”) “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” and is effective for fiscal years beginning after December 15, 2022. This amendment requires that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The Company is currently assessing the impact of adopting this standard on its condensed consolidated financial statements.

Subsidiaries

The condensed consolidated financial statements have been prepared in accordance with GAAP and include the accounts of the Company and its consolidated subsidiaries. Intercompany balances and transactions have been eliminated from the condensed consolidated financial statements. The decision whether or not to consolidate an entity requires consideration of majority voting interests, as well as effective control over the entity.

We present our condensed consolidated financial statements on the basis of our fiscal year ending June 30. All references to years in these condensed consolidated financial statements refer to the ending or ended on June 30 of that year. The year-end condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

2. REVENUE AND OTHER INCOME

	6 months to December 31, 2021 $’000	6 months to December 31, 2020 $’000
(a) Revenue from contracts with customers
Sale of hardware – external parties	41,952	15,523
Sale of hardware – related parties	12,629	17,347
Sale of service and maintenance – external parties	2,405	1,928
Sale of software – external parties	5	1

Total revenue	56,991	34,799

(b) Other income
Interest received	2	7
Government grants	—	1,435
Other income	49	53

Total other income	51	1,495

Sale of hardware reflects the revenues from the sale of electric vehicle chargers. Hardware revenue is broken down into the sale of Standalone, or Distributed Chargers, or other products provided to customers. This revenue is recognized at a point in time when the performance obligations per the terms of a contract are satisfied and control of the goods has passed to the customer. Depending on specific contract terms, this may be at delivery, dispatch or when the goods are available for the customer but are held on a bill-and-hold arrangement.

Service and maintenance revenues can reflect either a point in time or an overtime obligation dependent on the services provided. The substantial portion of service and maintenance revenue is satisfied at a point in time, with the exception of Service Level Agreements which are recorded overtime.

Details on the reportable segments have been referenced in Note 15, Segment Reporting.

3. SELLING, GENERAL AND ADMINISTRATION EXPENSES

	6 months to December 31, 2021 $’000	6 months to December 31, 2020 $’000
Equity settled share-based employee benefits expense	12,019	3,095
Cash settled share-based compensation expense	16,893	583
Wages, salaries, and other employee benefits	10,400	6,668
Foreign exchange gain/(loss)	(152)	1,371
IT and communications	2,788	734
Occupancy	1,599	1,362
Sales and marketing	201	96
Insurance	303	313
Professional fees	1,583	709
Expected credit losses on trade receivables	(133)	—
Bad debt expenses	2	—
Travel, meals, and accommodation expenses	242	100
Other administration expenses	227	154
Other operating expenses	58	303

Total selling, general and administration expenses	46,030	15,488

4. FINANCE COSTS

	6 months to December 31, 2021 $’000	6 months to December 31, 2020 $’000
Interest on debt and borrowings (Note 11)	10,891	2,315
Other finance costs	689	133

Total finance costs	11,581	2,448

5. TRANSACTION AND OFFERING RELATED EXPENSES

	6 months to December 31, 2021 $’000	6 months to December 31, 2020 $’000
Professional accounting fees	278	—
Professional audit fees	667	—
Professional legal fees	2,883	—
Professional other fees	805	—
Capitalized professional fees	(3,993)

Total transaction and offering related expenses	640	—

Transaction and offering related fees presented above are costs for services obtained in relation to the business combination agreement with Decarbonization Plus Acquisition Corporation. Indirect tax expenses have arisen from the loan forgiveness attributed as part of the transaction.

6. INCOME TAX EXPENSE

There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets.

The Company’s loss before provision for income taxes for the 6 months ended December 31, 2021, and 2020 was generated in Australia.

As a result, any material income tax results arise in foreign jurisdictions.

A reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	6 months to December 31, 2021 $’000	6 months to December 31, 2020 $’000
Tax at the statutory tax rate of 30%	(20,654)	(7,494)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Foreign tax rate differential	484	149
Non-deductible items	6,625	3,674
Current year tax losses and changes in valuation allowance [1]	13,545	3,671

Effective income tax	—	—

[1]	Net operating losses and temporary differences for which a valuation allowance has been recorded.

Net deferred tax assets as of December 31, 2021, and June 30, 2021, consisted of the following:

	December 31, 2021 $’000	June 30, 2021 $’000
Deferred tax assets
Unused tax losses	43,237	36,797
Employee entitlements	704	650
Warranties	515	1,178
Lease liabilities	846	6,173
Other	10,978	5,262

Total deferred tax assets	56,280	50,060

Deferred tax liabilities
Right of use assets	(4,912)	(5,476)

Total deferred tax liabilities	(4,912)	(5,476)

Valuation allowance applied	(51,368)	(44,584)

Net deferred tax assets	—	—

Changes in deferred taxation allowance
Opening balance – July 1	(44,584)	(25,989)
(Increase) in deferred tax assets (excluding losses)	(6,304)	(15,818)
(Increase) recorded to income tax provision	—	—
Other movements including foreign currency and rate differential	(480)	(2,777)

Valuation allowance on tax losses – December 31, 2021, and June 20, 2021	(51,368)	(44,584)

6. INCOME TAX EXPENSE  (cont.)

The Company has not recorded any amounts for net operating losses and deferred tax assets as of December 31, 2021, and June 30, 2021. The material component represents net operating losses for which a full valuation allowance has been recorded.

The Company’s historical tax losses predominantly arose in Australia. On December 31, 2021, and December 31, 2020, there are $135.6 million and $88.9 million respectively available indefinitely for offsetting against future taxable profits of the companies in which the losses arose, subject to certain tests being met. The losses are subject to confirmation with taxing authorities and the lodgement and finalization of income tax returns. The actual losses available on lodgement of these returns may be different. The future use is also uncertain due to Company operations, continuity of ownership limitations, tax law changes and compliance with existing tax law. Consequently, a full valuation allowance has been recorded.

7. ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR EXPECTED CREDIT LOSSES

	December 31, 2021 $’000	June 30, 2021 $’000
Total accounts receivable – related parties	5,093	2,991

Trade receivables	41,526	9,427
Less: Allowance for expected credit losses	(87)	(227)
Sales tax receivable	1,248	1,037
Other receivables	974	854

Total accounts receivables – external parties	43,661	11,091

Consolidated	Expected credit loss rate		Carrying amount		Allowance for expected credit losses
	December 31, 2021	June 30, 2021	December 31, 2021	June 30, 2021	December 31, 2021	June 30, 2021
	%	%	$’000	$’000	$’000	$’000
Less than 30 days past due	—	—	39,914	7,867	—	—
30 to 60 days past due	—	—	1,305	2,512	—	—
61 to 90 days past due	—	—	2,063	562	—	—
Greater than 90 days past due	2.6%	15.4	3,337	1,477	(87)	(227)

			46,619	12,418	(87)	(227)

Provision	December 31, 2021 $’000	June 30, 2021 $’000
Opening balance of provision – July 1	(227)	(73)
Provision created during the year	(21)	(145)
Recoveries during the year	150	—
Foreign currency translation movements	11	(9)

Closing balance of provision – December 31 and June 30	(87)	(227)

8. INVENTORY

	December 31, 2021 $’000	June 30, 2021 $’000
Raw materials and consumables	29,388	24,431
Work in progress	989	1,132
Finished goods	2,811	10,069
Stock in transit	87	798

Total inventory	33,276	36,430

Inventory has been recorded at the lower of cost or net realisable value. Inventories recognized as an expense during the year ended December 31, 2021, amounted to $40 million ($25 million as of December 31, 2020). A total of $0.1 million is recognized in inventory obsolescence provisions at December 31, 2021 ($0.09 million as of June 30, 2021).

9. DEPOSITS

Current assets	December 31, 2021 $’000	June 30, 2021 $’000
Term deposits held against bank guarantees	3,690	401
Supplier deposits	7,276	4,511

Total current deposits	10,966	4,912

Non-current assets
Term deposits held against bank guarantees	53	1,350
Supplier deposits	—	—

Total non-current deposits	53	1,350

Supplier deposits are funds paid by the Company to suppliers for manufacturing and prepayments for services or utilities to be provided and invoiced later by the supplier.

10. ACCOUNTS PAYABLE

Current liabilities	December 31, 2021 $’000	June 30, 2021 $’000
Trade payables	14,794	10,982
Other payables	6,507	5,176
Tax payables	16,374	953
Related party payables	214	24

Total accounts payable	37,889	17,135

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying amounts are a reasonable approximation of fair value. Tax payables are sales taxes and indirect taxes (that have arisen from the loan forgiveness attributed as part of the transaction).

11. BORROWINGS

Current liabilities	December 31, 2021 $’000	June 30, 2021 $’000
Interest-bearing borrowings	69,527	—
Convertible notes	41,566	36,546
Related party borrowings	6,513
Credit card liability	6	25

Non-current liabilities
Interest-bearing borrowings	—	38,350
Related party borrowings	—	6,392
Borrowing costs	—	(981)

Total borrowings	117,612	80,332

Borrowings Rollforward	December 31, 2021 $’000	June 30, 2021 $’000
Opening Balance – July 1	80,332	35,543
Drawdowns of facilities	29,308	32,493
Issuance costs of borrowings capitalised	954	286
Repayment of borrowings	—	—
Capitalisation of Interest	9,336	8,273
Credit card borrowings	(18)	10
Foreign currency translations movements	(2,300)	3,727

Closing Balance – December 31 and June 30	117,612	80,332

Current borrowings

Mandatorily Convertible notes

The Company has recognized the issuance of zero coupon mandatorily convertible notes in January and May 2021 with a subscription value of the AUD equivalent of $32.6 million and a maturity date of 12 months from the date of issuance. The notes will be settled through the issue of a variable number of common shares equivalent to the face value of the notes determined by reference to the fair value of the shares at redemption date less a 30% discount for the January 2021 issuance and 20% discount for the May 2021 issuance.

Non-current borrowings

Senior Loan Note Subscription Agreement

On April 30, 2020, the Company entered into a Senior Loan Note Subscription Agreement (“borrowings”) for finance of $32.6 million. On July 22, 2021, the Company entered into a Senior Loan Note Subscription Agreement (“borrowings”) for finance of a further $29 million. The outstanding balance on December 31, 2021, is $69.5 million (June 30, 2021: $38.3 million).

The borrowings attract interest at the coupon rate of 11%. This accrued interest on borrowings is capitalized into the balance of the borrowings and is repayable in full with the principal at termination date.

The borrowings are secured through the inventory value of the Company as well as through the minimum liquidity reserves. Total security provided on December 31, 2021 is $36.9 million (June 30, 2021: $40.6 million).

The borrowings have a number of conditions including the following Financial Covenants commencing on March 31, 2022.

11. BORROWINGS  (cont.)

Total Leverage Ratio (TLR) must not be greater than the corresponding level specified below in respect of the Compliance Date

•	TLR of 3.00x for March 31, 2022 and June 30, 2022

•	TLR of 2.5x for September 30, 2022

•	TLR of 2.5x each compliance date thereafter

Total Interest Cover Ratio must not be less than 3.00x

The borrowings are payable on the loan termination date of December 31, 2024, or upon the occurrence of certain events such as change in control, IPO event, among others; whichever is the earliest. Tritium Holdings Pty Ltd has entered a refinancing agreement on the December 7, 2021, to refinance the existing borrowings of $69.5 million with a new 3-year $90 million borrowing, from the effective date of the Business Combination, and a waiver to covenants which supersedes the above. Refer to ‘Subsequent Events’ (Note 21)

The Company’s borrowing arrangements contain a change in control clause that requires immediate repayment of $69.5 million in borrowings together with a prepayment amount of $11.9 million upon occurrence of a change in control event. Such a feature in the borrowings agreement has been determined to be an ‘embedded put option’ requiring recognition separate from the borrowing at fair value.

Additionally, in May 2021, the Company entered into a Business Combination Agreement (“BCA”) subject to a number of certain conditions precedent including shareholder approval by both parties to the agreement. Immediately on satisfaction of those conditions, the borrowings and prepayment charge would also become due and payable.

The fair value of the prepayment right has been based on unobservable market data (Level 3) which considers the total prepayment fee and the likelihood of the event occurring.

The Company has assessed that the probability of occurrence of these events has increased to 100% since the previous reporting date as the BCA has subsequently been executed on January 13, 2022. Based on this, the Company has determined the fair value at $11.9 million. The movement has been recognized in the Consolidated Statement of Comprehensive Loss under fair value movements – derivatives.

Shareholder Loan Agreement (“St Baker Energy Holdings Pty Ltd Loan”)

The Company entered into a Shareholder Loan Agreement (“borrowing”) on May 5, 2020. Finance of $5.4 million was obtained from this borrowing agreement. The outstanding balance at December 31, 2021 is $6.5 million (June 30, 2021: $6.4 million).

The borrowing attracts interest at the coupon rate of 11%. This accrued interest on the borrowing is capitalized into the balance of the loan and is repayable in full with the principal at termination date.

The borrowings are secured through the inventory value of the Company. Total security provided at December 31, 2021 is $33.3 million (June 30, 2021: $36.4 million). The borrowing is repayable via cash settlement on the termination date of December 31, 2024. Subsequent to the Closing Date of the Business Combination, Tritium Holdings Pty Ltd has entered an Options Agreement and a waiver to covenants which supersedes the above. Refer to ‘Subsequent Events’ (Note 21)

NAB Facility

The Company has a NAB facility which is used for credit cards and other liabilities in the Company. The NAB facility is 100% supported by term deposits and is a non-interest-bearing facility. The total facility limit is $3.7 million and a total of $0.1 million is unused as of December 31, 2021.

11. BORROWINGS  (cont.)

Fair Value Measurements

The fair values of the Company’s financial assets and financial liabilities reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price). The fair value of the Company’s long-term debt with fixed interest rates is based on market prices, if available, or expected future cash flows discounted at the current interest rate for financial liabilities with similar risk profiles (level 2 fair value hierarchy).

12. OTHER CURRENT LIABILITIES

Current liabilities	December 31, 2021 $’000	June 30, 2021 $’000
Insurance and other liabilities	—	90
Cash settled employee liabilities	22,291	5,345
Deferred fulfillment liabilities	395	432
Commissions	800	234

Total other current liabilities	23,487	6,101

Deferred fulfillment liabilities are inventories that are to be provided based on a specific terms and arrangements as agreed with an external party. As of December 31, 2021, a remeasurement was performed for cash settled employee liabilities using the indicative share price of AUD $20.94. The total compensation value associated with the SEP is $22.3 million (based on the fair value inputs disclosed in Note 17).

13. OTHER PROVISIONS

Current liabilities	December 31, 2021 $’000	June 30, 2021 $’000
Warranties	1,628	1,384
Legal Provision	326	326
Bonus Provision	578	627
Transaction and offering related fees	5,161	2,675
Professional fees	455	337

Non-current liabilities
Warranties	3,038	2,541

Total other provisions	11,186	7,890

Provision for warranties	December 31, 2021 $’000	June 30, 2021 $’000
Opening balance of warranties – July 1	3,925	3,570
Warranty utilized during the year	(1,652)	(2,308)
Provision created during the year	2,535	2,329
Foreign currency translation adjustment	(143)	334

Closing balance of provision for warranties – December 31 and June 30	4,665	3,925

14. CONTRACT LIABILITIES

Current liabilities	December 31, 2021 $’000	June 30, 2021 $’000
Customer advance deposits	30,877	6,561
Unearned revenue	4,230	2,637

Non-current liabilities
Unearned revenue	1,500	1,618

Total contract liabilities	36,607	10,816

It is expected that the performance obligations recognized as current contract liabilities which are yet to be satisfied as of December 31, 2021, will be recognized in revenue in the next 12 months.

Unearned revenue represents the sale of extended warranties which is recognized as revenue over the term of the extended warranty.

Customer advance deposits represent advance payments for products, which are made at the time the order is placed and is recorded as revenue once the performance obligation is satisfied.

15. SEGMENT REPORTING

The following table presents revenue by the Company’s reportable segments:

	Hardware Revenue
	Stand Alone $’000	Distributed Chargers $’000	Other $’000	Total Hardware Revenue $’000	Service and Maintenance Revenue $’000	Software Revenue $’000	Total Revenue $’000
6 months ended December 31, 2020
Revenue	7,206	25,440	224	32,870	1,928	1	34,799
Cost of goods sold	(6,591)	(25,962)	(179)	(32,731)	(1,158)	—	(33,889)

Segment gross profit/(loss)	615	(522)	45	139	770	1	910

6 months ended December 31, 2021
Revenue	36,498	17,732	351	54,581	2,405	5	56,991
Cost of goods sold	(34,033)	(17,261)	(202)	(51,495)	(1,962)	—	(53,457)

Segment gross profit/(loss)	2,466	471	149	3,086	443	5	3,534

Cost of goods sold referenced in the table above does not include depreciation or amortization for December 31, 2020.

The Company manages its business across seven operating segments for the purposes of assessing performance and making operating decisions. These operating segments are aggregated into three reportable hardware segments, stand alone products, distributed chargers and other products, and two other reportable segments, Sevice and Maintenance and Software.

The hardware operating segments meet the qualitative criteria for aggregation in this manner as the operating segments that are aggregated into the stand alone segment have similar economic characteristics, are similar in nature and have similar manufacture, distribution chains and customers. This is also the case for those operating segments that are aggregated into the distributed chargers segment. Stand alone charging systems are single units. Distributed charging systems can have multiple user units all connected in the one system.

15. SEGMENT REPORTING  (cont.)

Other hardware products are managed as a single operating and reportable segment and are monitored by the Company’s Chief Operating Decision Making (CODM) in this way.

The Company believes the current method of segment reporting reflects both the way its business segments are currently managed and the way the performance of each segment is evaluated.

Service and maintenance revenue relates to commissioning, repair, maintenance, and training and is recognized when the service and/or maintenance has been provided, either over time or at a point in time. Software revenue relates to software services related to licenses and other software modules, such as preventative maintenance and site utilization. The Company does not monitor service and maintenance and software revenue as it is not considered a key part of the current business operations.

The CODM uses revenue and gross margin/loss to evaluate segment performance and allocate resources. The CODM does not evaluate operating segments using asset or liability information nor are there any other performance metrics or measures used to monitor the operations.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies and there are no inter-segment revenues or costs.

In terms of concentration of customer risks, revenues from one customer in the distributed chargers segment represents approximately $8.2 million, or 14%, of the total amount (2020: $14.9 million, or 43%).

The following table reconciles segment gross (loss) to loss from operations and a calculation of segment gross margin:

	Company
	6 months ended December 31, 2021 $’000	6 months ended December 31 2020 $’000
Revenue	56,991	34,799
Cost of goods sold	(53,457)	(33,889)

Segment gross profit/(loss)	3,534	910
Selling, general and administration expense	(46,030)	(15,488)
Product development expense	(6,521)	(4,972)
Depreciation expense	(669)	(732)

Loss from operations	(53,220)	(21,191)

Segment gross profit/(loss)	3,534	910
Revenue	56,991	34,799

Segment gross margin	6.2%	2.6%

The Company has historically assessed segment performance on a measure of segment gross profit/(loss). Segment gross profit is calculated as Revenue less Cost of goods sold.

15. SEGMENT REPORTING  (cont.)

The following table presents the Company’s revenue by geographic area based on the entity that has entered the external contract to supply the product and services. The entity’s geographical area is based on the place of incorporation.

	Company
	6 months ended December 31 2021 $’000	6 months ended December 31 2020 $’000
Australia	5,745	2,550
United States	25,134	3,922
The Netherlands	26,112	28,326

Total revenue	56,991	34,799

The following table presents long-lived assets by geographic area on the same basis as detailed above:

	Company
	December 31, 2021 $’000	June 30, 2021 $’000
Australia	16,635	17,716
United States	4,637	4,953
The Netherlands	2,286	2,682

Total long-lived assets	23,558	25,351

The Company’s manufacturing and inventory is predominately located in and supplied from Australia.

16. LOSS PER SHARE

	Company
Basic and diluted loss per share	December 31, 2021	December 31, 2020
Net loss attributable to common shareholders	(63,059,034)	(23,518,820)
Weighted average number of common shares	67,892,971	67,892,971
Basic and diluted EPS – common shareholders	(0.93)	(0.35)
Net loss attributable to class C shareholders	(5,078,913)	(1,894,257)
Weighted average number of class C shares	5,468,249	5,468,249
Basic and diluted EPS – class C shareholders	(0.93)	(0.35)

Net loss per share (“EPS”) information is determined using the two-class method, which includes the weighted-average number of common shares outstanding during the period and other securities that participate in dividends (a participating security). The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s class C shares are participating securities as defined by Accounting Standards Codification (“ASC”) Topic 260-10, Earnings Per Share, and as such the net loss for the periods presented was allocated to these participating securities. Under the two-class method, basic net loss per share applicable to ordinary shareholders is computed by dividing the net loss applicable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the reporting period.

Diluted loss per share is computed by dividing loss available to common shareholders by the weighted-average number of share of common shares outstanding during the period increased to include the number of

16. LOSS PER SHARE  (cont.)

additional common shares that would have been outstanding if the potentially dilutive securities had been issued, using the treasury-share method. As the Company incurred losses for all periods presented, potentially dilutive securities of 5,261,826 and 5,361,826 (issued subject to limited recourse loans) as of December 31, 2021, and June 30, 2021, have been excluded from fully diluted loss per share as their impact is anti-dilutive and would reduce the loss per share.

17. SHARE OPTIONS OUTSTANDING

Loan Funded Share Plan (“LFSP”)

In 2017 the Company adopted the LFSP. Pursuant to the LFSP, the Company issued common share employees to purchase such common shares with an interest free, limited recourse loan payable to the Company. These limited recourse loans were not collateralized and were not recourse to the assets of the borrower, except to the extent of the shares issued. Because the loans were the sole consideration for the shares issued, the Company accounts for these arrangements as share options since the substance is similar to the grant of an option, with a deemed exercise price equal to the loan amount. The fair value of the notional share options is expensed in the period in which the notional share options are issued, with a corresponding credit to additional paid-in capital. The limited recourse loans are repayable in 7 years from the issuance of the common shares. There are no service or performance conditions attached to the notional share options issued under the LFSP.

The shares issued under the loan funded share plan are treasury shares. The balance of the limited recourse loans outstanding relating to these treasury shares as of December 31, 2021, and June 30, 2021, were $19.6 million AUD and $20 million AUD. The Company does not recognize a separate receivable for limited recourse loans as the LFSP is accounted for as share-based compensation. As at December 31, 2021, the total compensation value associated with the LFSP is $19.6 million AUD (based on the fair value inputs disclosed) of which $3.5 million AUD has not been recognized (as it relates to nonvested awards). On September 22, 2021, the Company remeasured the fair-value of the LFSP with respect to the forgiveness of loans that were outstanding to the KMP. A total of $8.8 million AUD was recorded to share-based compensation as a result of the modification. No tax benefits have been recorded or expected due to significant tax losses and valuation allowance recognized due to uncertainty of recovery. No compensation expenses have been recorded as part of an asset.

The Company has issued the following share-based compensation subject to limited recourse loans:

	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value AUD $	Average Weighted Exercise Price AUD $	December 31, 2021 No. of shares	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value AUD $	Average Weighted Exercise Price AUD $	June 30, 2021 No. of shares
Balance of shares subject to options at beginning of year	5.31	1.36	3.74	5,361,826	4.82	1.44	2.60	2,055,828
Options granted	—	—	—	—	7	1.31	4.44	3,305,998
Options exercised	—	—		—	—	—		—
Options cancelled	6	1.30	4.44	(100,000)	—	—		—

Balance at reporting date (vested and exercisable)	4.16	1.37	3.72	5,261,826	5.31	1.36	3.74	5,361,826

On July 29, 2021, there was a SEP share issue of 100,000 due to a modification. The share issue was made from LFSP shares to SEP shares

17. SHARE OPTIONS OUTSTANDING  (cont.)

Shadow Equity Plan (“SEP”)

In July 2018, the Company adopted SEP. The SEP is akin to a share appreciation right where an eligible employee is given the right to receive an amount of cash, the value of which equals the appreciation in the Company’s share value between the award’s grant date and its vesting date. The share appreciation right vests upon the occurrence of an entitlement event or 7 years whichever is earlier.

The Company had issued 1,611,528 rights under the SEP up to June 2021. During the period ended December 31, 2021, there was an issuance of 100,000 rights made by the Company due to a modification from the LFSP to the SEP. An assessment of the fair value of the rights was made at each period utilising an option pricing methodology. The share price is a key assumption in the option pricing model. As of December 31, 2021, the share price has been based on the price per share pursuant to the current purchase consideration agreement with DCRN. To determine the FV of the rights outstanding as at the year end, this share price has been discounted to reflect the estimated market value at this point in time. The expected timing of the entitlement event has been determined to be January 13, 2022. The weighted fair value for the appreciation rights outstanding as of December 31, 2021, was assessed to be AUD $17.48 (June 30, 2021: AUD $8.74) which was derived from a remeasurement being performed as of December 31, 2021, using the indicative share price of AUD $20.94. As December 31, 2021, the total compensation value associated with the SEP is $22.3 million (based on the fair value inputs disclosed). No tax benefits have been recorded or expected due to significant tax losses and valuation allowance recognized due to uncertainty of recovery. No compensation expenses have been recorded as part of an asset.

The carrying amount of the liability relating to the SEPs on December 31, 2021, was $22.3 million (June 30, 2021: $5.3 million). The total expense arising from share-based payment transactions during six months to December 2021 is $16.9 million which corresponds to the remeasurement of the SEP fair value (2020: $0.6 million).

	Weighted average fair value of the rights AUD $	December 31, 2021 No. of shares	Weighted average fair value of the rights AUD $	June 30, 2021 No. of shares
Balance of shares subject to options at beginning of year	8.74	1,611,528	2.46	27,451
Rights granted	16.50	100,000	8.76	1,584,077
Rights exercised	—	—	—	—
Rights cancelled	—	—	—	—

Balance at reporting date	17.48	1,711,528	8.74	1,611,528

Prior to the Business Combination, Tritium Holdings Pty Ltd treated the form of the benefit payable to holders of shadow equity units as cash settled liability. Subsequent to the Business Combination, Tritium’s Board of Directors determined that the benefit payable to participants under the shadow equity schemes would be paid to participants in the form of cash or shares at the discretion of the board of directors per the SEP agreements. The Company expects to settle the payment of the benefit in the form of Ordinary Shares at a price of $10.00 per share. Refer to ‘Subsequent Events’ (Note 21)

18. FAIR VALUATION OF SHARE-BASED PAYMENTS

LFSP

The Company uses the fair value method in recognizing share-based compensation expense. The fair value of each notional share option is estimated on the date of grant using the Black-Scholes option pricing model including a range of assumptions.

18. FAIR VALUATION OF SHARE-BASED PAYMENTS  (cont.)

The weighted average fair value for share options that were outstanding (including issuances in the year) as of December 31, 2021, and June 30, 2021, are as follows:

	Company
	December 31, 2021	June 30, 2021
Risk free interest rate	1.59%	1.59%
Expected term	13 days	1.5 years
Expected volatility	60%	60%
Dividend yield	0.00%	0.00%
Grant value fair value per share	$1.37 AUD	$1.36 AUD
Share price	$3.72 AUD	$3.74 AUD
Aggregate intrinsic value of shares vested and not yet exercised (USD)	$2,751,063	$2,835,795

The fair value of the underlying ordinary shares considered the price per share paid by investors in the Company’s private financings in addition to independent external valuations obtained.

The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

The expected term of the share options has been determined based on an assessment of the estimated timing that employees would either exercise or an entitlement event would occur.

The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

SEP

The weighted average fair value for the share appreciation rights under the SEP that were outstanding (including issuances in the year) as at December 31, 2021 and June 30, 2021 was determined using the following key inputs:

	Company
	December 31, 2021	June 30, 2021
Risk free interest rate	0.04%	0.04%
Expected term	13 days	0.6 years
Expected volatility	60%	60%
Dividend yield	0.00%	0.00%
Indicative share price	$20.94 AUD	$12.13 AUD
Offer value	$3.46 AUD	$3.40 AUD

19. COMMITMENTS AND CONTINGENT LIABILITIES

Legal Proceedings

Any material legal proceedings have been provided for as at December 31, 2021 and June 30, 2021 as disclosed in Note 13. Legal proceedings were related to product matters and have since been settled within the amounts provided for. Any differences are immaterial.

19. COMMITMENTS AND CONTINGENT LIABILITIES  (cont.)

Contingent liabilities

The Company did not have any contingent liabilities as of December 31, 2021, or June 30, 2021.

Contractual Commitments

On July 27, 2021, the Company entered a contractual commitment with Palantir Technologies Inc. (“Palantir’) regarding a ‘Palantir Platform -Foundry Cloud Subscription’ inclusive of support services and updates. The total contractual commitment is in the value of $21 million and the service period is 5 years. As of December 31, 2021, $1.75 million has been incurred, with the residual $19.25 million to be incurred over the upcoming 4.5 years.

20. RELATED PARTY DISCLOSURES

Unless otherwise disclosed, transactions with other related parties are made on normal commercial terms and at market rates. All related parties are companies that are associated shareholders.

	6 months to December 31, 2021 $’000	6 months to December 31, 2020 $’000
Related Parties
Gilbarco
St Baker Energy
Fast Cities Australia
Palantir Technologies Inc.^

Transactions
Purchases from Gilbarco	287	100
Hardware revenue to Gilbarco	10,237	16,299
Payables to Gilbarco	100	39
Receivables from Gilbarco	3,361	4,828

Purchases from St Baker Energy	125	124
Payables to St Baker Energy	114	91

Hardware revenue to Fast Cities Australia	2,392	1,048
Receivables from Fast Cities Australia	1,732	584
Purchases from Palantir Technologies Inc.^	1,731	—
Loans payable to St Baker Energy	6,513	6,192

Payables to Gilbarco and St Baker Energy are included in the Trade Payables total.

Transactions with Gilbarco

The receivables due at the end of the period are payable within 60 days and are normal trade receivables. On August 1, 2021, Vontier, as a nominee for Gilbarco, agreed to waive their option to acquire the Company in consideration for a payment of $6.9 million.

Transactions with Fast Cities

The Company has sold products to Fast Cities during the period at normal trading terms. The receivables due at the end of the period are payable within 30 days.

20. RELATED PARTY DISCLOSURES  (cont.)

^Transactions with Palantir Technologies Inc.

The Company has entered a contractual commitment with Palantir Technologies Inc. (“Palantir”) in the value of $21 million. After December 31, 2021, Palantir became a related party. Refer to Subsequent Event (Note 21).

Loans payable to St Baker Energy

The terms of this arrangement have been disclosed in Note 11.

21. SUBSEQUENT EVENTS

On January 13, 2022 (the “Closing Date”), Tritium DCFC Limited (the Company established on May 7, 2021 for the purpose of effectuating the “Business Combination Agreement”) consummated the Business Combination Agreement through the following transactions:

•

Pursuant to the share transfer agreement the Company entered into with DCRN, Tritium Holdings and all then existing Tritium Holdings shareholders, the holders of ordinary shares in Tritium (“Tritium Shares”) transferred their Tritium Shares to Tritium DCFC Limited in exchange for an aggregate of 120,000,000 Ordinary Shares and Tritium DCFC Limited became the ultimate parent company of Tritium Holdings and any subsidiaries of Tritium Holdings;

•

Merger Sub merged with and into DCRN (the “Merger”), with DCRN surviving as our wholly owned subsidiary, as a result of which each share of Class A common stock of DCRN (other than those shares redeemed) (the “DCRN Class A Common Stock”) were exchanged for one Ordinary Share and each DCRN warrant (“DCRN Warrant”) to acquire one share of common stock of DCRN was automatically converted into a Warrant to acquire one Ordinary Share of the Company and thereupon were assumed by the Company pursuant to the (i) Warrant Assignment and Assumption Agreement the Company entered into with DCRN, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A. on the Closing Date (the “Warrant Assignment and Assumption Agreement”) and (ii) Amended and Restated Warrant Agreement the Company entered into with Computershare Inc. and Computershare Trust Company, N.A on the Closing Date, as adjusted in accordance with the terms of the agreement (the “A&R Warrant Agreement”);

•	the adjustment to the warrant price of from $11.50 per Ordinary Share to $6.90 per Ordinary Share (representing 115% of the exercise price);

•	the adjustment of the $18.00 per share redemption trigger price described under the A&R Warrant Agreement to $10.80 per ordinary Share (representing 180% of the exercise price); and

•	the adjustment of the redemption trigger price described under the A&R Warrant Agreement from $10.00 to $6.00.

•

At the effective time of the Merger, each share of Class B common stock of DCRN (“DCRN Class B Common Stock”) was cancelled and converted into DCRN Class A Common Stock in accordance with DCRN’s amended and restated certificate of incorporation and, accordingly, were exchanged for Ordinary Shares pursuant to the Merger.

The Business Combination will be accounted for as a reverse recapitalization.

CIGNA Financing

Tritium Holdings Pty Ltd entered an agreement on December 7, 2021, to refinance the existing $70 million CIGNA Loan consisting of a new 3-year $90 million CIGNA Refinance Loan. The CIGNA Refinance Loan had

21. SUBSEQUENT EVENTS  (cont.)

commitment fees of $0.9 million and establishment fees of $2.25 million associated with its issuance. The entry of the CIGNA Refinance Loan was concurrent and conditional upon, the completion of the Business Combination. As a result of the high level of redemptions from DCRN’s public shareholders in connection with the Business Combination, the terms of the CIGNA Refinance Loan were adjusted to specify that the conditions to issuance include Tritium Holdings Pty Ltd holding a minimum cash balance of $50.0 million at completion of the Business Combination and $65.0 million at such time as the additional funds are received from the Option Agreements (see below), as well as the repayment of the existing CIGNA Loan.

Shareholder Loan Agreement

Tritium Holdings Pty Ltd repaid the outstanding loan payable of $6.5 million to St Baker Energy Holdings Pty Ltd on May 11, 2022.

Post-Business Combination Financing

On January 31, 2022, Tritium DCFC Limited and DCRN entered into an amended and restated Subscription Agreement (the “A&R Subscription Agreement”) with Palantir, pursuant to which we granted to Palantir the contingent right to subscribe for and purchase, and Palantir committed to subscribe for and purchase, an aggregate of up to 2,500,000 Ordinary Shares (the “Subscription Shares”), subject to certain conditions, for an exercise price of $6.00 per share and an aggregate purchase price of up to $15.0 million. Notice has been provided to Palantir that the Company elects to exercise our right under the A&R Subscription Agreement to issue the 2,500,000 Subscription Shares to Palantir, and the Company has received gross proceeds of $15.0 million from the issuance.

Option Agreements

On the Closing Date, the Company entered into separate option agreements (each, an “Option Agreement”) with each of (i) St Baker Energy Holdings Pty Ltd, (ii) Varley Holdings Pty Ltd, (iii) Ilwella Pty Ltd and (iv) Decarbonization Plus Acquisition Sponsor II LLC (each a “Holder”), pursuant to which the Company granted to the Holders the contingent right to subscribe for and purchase, and the Holders committed to subscribe for and purchase, an aggregate of up to 7,500,000 Ordinary Shares (the “Option Shares”), for an exercise price of $6.00 per share (the “Option Exercise Price”) and an aggregate purchase price of up to $45.0 million.

On January 27, 2022, the Company provided notice to the Holders that it elected to exercise its rights under the Option Agreements to issue an aggregate of 7,500,000 Ordinary Shares to the Holders in the amounts set forth in the table below. The Company has received gross proceeds of $45.0 million from the issuance. The Option Shares have been issued pursuant to the Option Agreements and will not initially be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act.

Holder	Option Shares
Decarbonization Plus Acquisition Sponsor II LLC	3,333,333
St Baker Energy Holdings Pty Ltd	2,500,834
Varley Holdings Pty Ltd	895,333
Ilwella Pty Ltd	770,500
Total	7,500,000

Tennessee Lease Agreement

On February 7, 2022, the Company entered into a lease agreement in respect of the property located at 1420 Toshiba Drive, Suite E, Lebanon, Tennessee. The property comprises of an industrial warehouse, parking areas, grounds, and office building at approximately 500,000 square feet. The initial term of the property lease commences March 1, 2022, and shall continue through May 31, 2027 with the option to extend the term for two additional periods of 36 months each.

21. SUBSEQUENT EVENTS  (cont.)

Transaction Costs

Transaction costs in relation to the business combination have been incurred by the DCRN and Tritium Holdings entities, which as of January 13, 2022, are controlled entities of the Company. These transaction costs relate to both accrued advisor fees and success fees that are due to various parties upon consummation of the business combination. Subsequent to the balance date, the Company has agreed to defer payment of transaction costs totalling $39.5 million to post June 30, 2022. $20.2 million was incurred by DCRN prior to, or concurrent with, the completion of the Business Combination excluding $14.1 million of deferred underwriting fees related to the DCRN IPO. $19.3 million was incurred by Tritium Holdings prior to or concurrent with the Business Combination. The deferral has been approved by suppliers.

Shadow Equity Scheme (“SEP”)

Tritium Holdings had in place a shadow equity employee scheme in Australia, the United States and the Netherlands. Under the SEP, eligible employees were offered shadow equity units, being a notional number of shares in Tritium Holdings to which the employee was entitled for the purposes of calculating a benefit as specified in their offer to participate in the SEP, which benefit is payable upon an entitlement event, including a sale, merger or an initial public offering. The holders of shadow equity units were entitled to the payment of those benefits as a result of the consummation of the Business Combination and listing of Tritium DCFC on NASDAQ.

Subsequent to December 31, 2021, it was determined that the benefit payable to participants under the SEP now estimated to be approximately $22.3 million would be paid in the form of Ordinary Shares in Tritium DCFC at $10.00 per share, which is calculated by reference to the $10.00 issue price at the Business Combination, which is the date at which the SEP benefit amount is determined and is the same conversion rate as for all ordinary shares in Tritium Holdings.

Employee Share Scheme (“ESS”)

On June 23, 2022, eligible employees were offered 1.35 million performance rights under the Tritium DCFC Limited Long Term Incentive Plan (“Employee Share Scheme”). Each performance right will entitle the employees to acquire one fully paid ordinary share in Tritium DCFC, subject to satisfaction of vesting conditions. These vesting conditions require that eligible employees must have been in employment with any of the Tritium group companies at the date on which Tritium DCFC was listed on the NASDAQ and continue to remain in employment and must not have reigned or have their employment terminated up to October 14, 2022. If the vesting conditions are satisfied, the performance rights will vest on October 14, 2022 and may be exercised by the holder from this date but must be exercised by June 23, 2025, failing which these performance rights will be deemed to have been exercised on that date. The performance rights have a Nil exercise price. Tritium have determined that these performance rights will be in the nature of “equity classified arrangements” as per the requirements of ASC 718 Compensation - Stock Compensation (“ASC 718”).

The Company is obtaining an external valuation of the performance rights issued and as such has not finalized the financial impacts.

Significant Sales Agreements

On April 18, 2022, Tritium entered a multi-year contract with bp (NYSE: BP) for the supply of chargers and related services to support bp’s global EV charging network. This forms a step change in the strategic nature of the relationship between both companies, with an initial order for the UK and Australian & New Zealand markets of just under 1,000 chargers.

21. SUBSEQUENT EVENTS  (cont.)

No other matter or circumstance has arisen since December 31, 2021 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.